UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the period ended June 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: August 13, 2020

Item 1

NATURA &CO HOLDING S.A. Individual and Consolidated Interim Financial Information For the periods ended 30 June 2020 and 2019 Independent Auditor’s Report

Report on review of quarterly information

To the Board of Directors and Shareholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Natura &Co Holding S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2020, comprising the balance sheet at that date and the statements of operations and comprehensive income for the quarter and six-month period then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the six-month period ended June 30, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of the corresponding amounts

prior year and period

The Quarterly Information (ITR) mentioned in the first paragraph includes accounting information corresponding to the balance sheet as of December 31, 2019, and to the statements of operations, comprehensive income, for the three and six-month periods ended June 30, 2019, to changes in shareholders’ equity, cash flows and value added for the six-month period ended June 30, 2019, presented for comparison purposes. The corresponding accounting information of the Company, for the periods of three and six months ended June 30, 2019, was prepared by management based on the procedures described in Note 2.1(a).

The review of the Quarterly Information (ITR) for the quarter ended June 30, 2019 of the wholly owned subsidiary Natura Cosméticos S.A., and the examination of the financial statements of the Company for the year ended December 31, 2019 were conducted under the responsibility of other independent auditors, who issued unqualified review report and audit opinion dated August 14, 2019 and March 5, 2020, respectively.

São Paulo, August 13, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

BALANCE SHEET ON 30 JUNE 2020 AND 31 DECEMBER 2019
(All amounts in thousands of Brazilian reais - R$)

	Explanatory note	Controlling Company		Consolidated			Explanatory note	Controlling Company		Consolidated
ASSETS		06/2020	12/2019	06/2020	12/2019	LIABILITIES AND SHAREHOLDERS' EQUITY		06/2020	12/2019	06/2020	12/2019

CURRENT						CURRENT
Cash and cash equivalents	6	499,247	2,380,800	4,820,116	4,513,582	Borrowings, financing and debentures	19	1,073,162	2,883,382	2,631,068	3,354,355
Short-term investments	7	1,583,045	669,769	2,570,204	1,025,845	Lease	18.b	-	-	1,081,059	542,088
Trade receivables	8	-	-	2,644,601	1,685,764	Trade payables and reverse factoring	20	13,799	-	5,709,969	1,829,756
Trade receivables - related parties	31.1	506,876	-	-	-	Trade payables - related parties	31.1	330	-	-	-
Inventories	9	-	-	4,481,347	1,430,550	Payroll, profit sharing and social charges		15,265	-	1,111,576	560,376
Recoverable taxes	10	-	5	1,045,201	395,640	Tax liabilities	21	504	1,050	614,839	320,890
Income tax and social contribution		2,196	-	328,974	113,478	Income tax and social contribution		-	196,474	189,748	388,238
Derivative financial instruments	5.2	-	-	179,302	-	Dividends and interest on shareholders' equity payable	28.b)	-	-	-	95,873
Other current assets	14	-	-	799,222	265,198	Derivative financial instruments	5.2	-	-	75,247	11,806
		2,591,364	3,050,574	16,868,967	9,430,057	Provision for tax, civil and labor risks	22	-	-	127,825	18,650
						Other current liabilities	23	-	-	1,322,558	396,391
Assets non-current available for sale	13	-	-	195,557	-	Total current liabilities		1,103,060	3,080,906	12,863,889	7,518,423
Total current assets		2,591,364	3,050,574	17,064,524	9,430,057
						NON-CURRENT
NON-CURRENT						Borrowings, financing and debentures	19	-	-	18,035,031	7,432,019
Recoverable taxes	10	-	-	893,406	409,214	Lease	18.b	-	-	3,026,116	1,975,477
Income tax and social contribution		-	-	333,983	334,671	Payroll, profit sharing and social charges		1,082	-	20,904	-
Deferred income tax and social contribution	11	71,868	-	975,892	374,448	Tax liabilities	21	-	-	108,808	122,569
Judicial deposits	12	-	-	600,340	337,255	Deferred income tax and social contribution	11	-	-	1,413,471	450,561
Derivative financial instruments	5.2	-	-	2,019,871	737,378	Provision for tax, civil and labor risks	22	-	-	1,185,943	201,416
Short-term investments	7	-	-	11,326	7,402	Other non-current liabilities	23	-	-	1,165,297	121,702
Other non-current assets	14	-	-	1,601,593	83,836	Total non-current liabilities		1,082	-	24,955,570	10,303,744
Total long-term assets		71,868	-	6,436,411	2,284,204
						TOTAL LIABILITIES		1,104,142	3,080,906	37,819,459	17,822,167

						SHAREHOLDERS' EQUITY
Investments	15	21,686,515	3,392,677	-	-	Capital stock		6,917,037	1,485,436	6,917,037	1,485,436
Property, plant and equipment	16	-	-	5,350,765	1,773,889	Treasury shares	24.2	(13,955)	-	(13,955)	-
Intangible assets	17	-	-	28,431,249	5,076,501	Capital reserves		10,945,096	1,210,924	10,945,096	1,210,924
Right of use	18	-	-	3,809,973	2,619,861	Legal profit reserve	24.4	2,364	(149,020)	2,364	(149,020)
						Retained losses		(1,209,296)	-	(1,209,296)	-
Total non-current assets		21,758,383	3,392,677	44,028,398	11,754,455	Equity appraisal adjustment		6,604,359	815,005	6,604,359	815,005
						Shareholders' equity attributed to the Company's controlling shareholders		23,245,605	3,362,345	23,245,605	3,362,345
						Non-controlling interest in shareholders'
						equity of subsidiaries		-	-	27,858	-
						Total shareholders' equity		23,245,605	3,362,345	23,273,463	3,362,345

TOTAL ASSETS		24,349,747	6,443,251	61,092,922	21,184,512	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		24,349,747	6,443,251	61,092,922	21,184,512

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME
FOR THE THREE- AND SIX-MONTH PERIODS ENDED ON 30 JUNE 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$, except for earnings per share in the period)

	Explanatory note	Controlling Company		Controlling Company		Consolidated		Consolidated
		01/04/2020 to 30/06/2020	01/04/2019 to 30/06/2019	01/01/2020 to 30/06/2020	01/01/2019 to 30/06/2019	01/04/2020 to 30/06/2020	01/04/2019 to 30/06/2019	01/01/2020 to 30/06/2020	01/01/2019 to 30/06/2019
CONTINUING OPERATIONS
NET REVENUE	26	-	-	-	-	6,987,180	3,403,709	14,505,174	6,318,859
Cost of products sold	27	-	-	-	-	(2,375,507)	(964,555)	(5,254,229)	(1,773,727)

GROSS PROFIT		-	-	-	-	4,611,673	2,439,154	9,250,945	4,545,132

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	27	-	-	-	-	(3,171,808)	(1,552,309)	(6,448,997)	(2,875,375)
Administrative, R&D, IT and Project expenses	27	(13,992)	-	(23,970)	-	(1,337,544)	(567,221)	(2,603,635)	(1,104,252)
Impairment loss on trade receivables		-	-	-	-	(228,964)	(42,609)	(452,946)	(118,037)
Shareholders' equity in subsidiaries	15	(424,550)	-	(1,136,652)	-	-	-	-	-
Other operating income (expenses), net	30	(30,024)	-	(177,848)	-	74,676	8,087	(277,874)	22,332

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(468,566)	-	(1,338,470)	-	(51,967)	285,102	(532,507)	469,800

Financial income	29	14,802	-	65,884	-	665,538	414,057	2,225,722	792,159
Financial expenses	29	(6,603)	-	(8,578)	-	(934,079)	(618,459)	(2,721,858)	(1,161,816)

(LOSS) PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(460,367)	-	(1,281,164)	-	(320,508)	80,700	(1,028,643)	100,143
Income tax and social contribution	11	71,868	-	71,868	-	(44,853)	(24,777)	(139,656)	(30,746)

NET (LOSS) INCOME FOR THE PERIOD CONTINUING		(388,499)	-	(1,209,296)	-	(365,361)	55,923	(1,168,299)	69,397

DISCONTINUED OPERATIONS
NET LOSS OF DISCONTINUED OPERATIONS	23	-	-	-	-	(26,722)	-	(48,723)	-

NET LOSS FOR THE PERIOD		(388,499)	-	(1,209,296)	-	(392,083)	55,923	(1,217,022)	69,397

ATTRIBUTABLE TO
The Company´s shareholders		(388,499)	-	(1,209,296)	-	(388,499)	55,923	(1,209,296)	69,397
Non-controlling shareholders		-	-	-	-	(3,584)	-	(7,726)	-
		(388,499)	-	(1,209,296)	-	(392,083)	55,923	(1,217,022)	69,397

(LOSS) EARNINGS PER SHARE IN THE PERIOD -R$
Basic		(0.3211)	-	(1.0190)	-	(0.3211)	0.0649	(1.0190)	0.0804
Diluted		(0.3180)	-	(1.0101)	-	(0.3180)	0.0645	(1.0101)	0.0800

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE- AND SIX-MONTH PERIODS ENDED ON 30 JUNE 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

	Explanatory note	Controlling Company		Controlling Company		Consolidated		Consolidated
		01/04/2020 to 30/06/2020	01/04/2019 to 30/06/2019	01/01/2020 to 30/06/2020	01/01/2019 to 30/06/2019	01/04/2020 to 30/06/2020	01/04/2019 to 30/06/2019	01/01/2020 to 30/06/2020	01/01/2019 to 30/06/2019

NET (LOSS) INCOME FOR THE PERIOD		(388,499)	-	(1,209,296)	-	(392,083)	55,923	(1,217,022)	69,397
Other comprehensive income to be reclassified into income of the period in subsequent periods:
Earnings in the conversion of interim financial statements of controlled companies abroad	15	1,291,448	-	5,640,486	-	1,299,477	(208,714)	5,648,515	(147,351)
Exchange rate effect on the conversion from hyperinflationary economy	15	104	-	(4,247)	-	104	(584)	(4,247)	393
Earnings from cash flow hedge operations	5.2	-	-	-	-	(19,728)	70,475	228,956	159,698
Tax effects on earnings from cash flow hedge operations		-	-	-	-	7,960	(22,773)	(75,842)	(53,701)
Equity in earnings from cash flow hedge operation		(19,728)	-	228,956	-	-	-	-	-
Equity in tax effects on earnings from cash flow hedge operations		7,960	-	(75,842)	-	-	-	-	-
						-	-

Comprehensive income for the period, net of tax effects		891,285	-	4,580,057	-	895,730	(105,673)	4,580,360	28,436

ATTRIBUTABLE TO
The Company´s shareholders		891,285	-	4,580,057	-	891,285	(105,673)	4,580,057	28,436
Noncontrolling shareholders		-	-	-	-	4,445	-	303	-
		891,285	-	4,580,057	-	895,730	(105,673)	4,580,360	28,436

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED ON 30 JUNE 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

												Equity appraisal adjustment
				Capital reserves
	Explanatory note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve			Retained (losses) earnings	Other comprehensive income	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
														Non-Controlling Shareholders
								Legal	Tax incentives	Retained earnings

BALANCES ON 31 DECEMBER 2018 - Natura Cosméticos S.A. (Note 2.1(a))		427,073	(19,408)	72,216	-	257,114	(92,066)	18,650	82,072	1,336,293	-	492,158	2,574,102	-	2,574,102

Net income for the period		-	-	-	-	-	-	-	-	-	69,397	-	69,397	-	69,397
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	393	393	-	393
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	(41,354)	(41,354)	-	(41,354)
Total comprehensive income for the period		-	-	-	-	-	-	-	-	-	69,397	(40,961)	28,436	-	28,436
Capital increase		24,242	-	-	-	-	-			-	-	-	24,242	-	24,242
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		-	-	-	-	40,285	-	-	-	-	-	-	40,285	-	40,285
Exercise of stock and restricted shares option plans		-	12,717	2,998	-	(17,857)	-	-	-	-	-	-	(2,142)	-	(2,142)
Effect of Hyperinflationary economy adjustment		-	-	-	-	34,145	-	-	-	71	-	-	34,216	-	34,216

BALANCES ON 30 JUNE 2019 - Natura Cosméticos S.A. (Note 2.1(a))		451,315	(6,691)	75,214	-	313,687	(92,066)	18,650	82,072	1,336,364	69,397	451,197	2,699,139	-	2,699,139

BALANCES ON 31 DECEMBER 2019		1,485,436	-	1,096,398	206,592	-	(92,066)	-	-	(149,020)	-	815,006	3,362,346	-	3,362,346

Net loss for the period		-	-	-	-	-	-	-	-	-	(1,209,296)	-	(1,209,296)	(7,726)	(1,217,022)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	-	(4,247)	(4,247)	-	(4,247)
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	5,793,600	5,793,600	8,029	5,801,629
Total comprehensive income for the period		-	-	-	-	-	-	-	-	-	(1,209,296)	5,789,353	4,580,057	303	4,580,360
EGM 30 April 2020	24.3	-	-	-	(147,592)	-	-			147,592	-	-	-	-	-
Subscription of shares through the Board of Directors' Meeting held on 3 January 2020	24.1	3,397,746	-	9,877,148	-	-	-			-	-	-	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors' Meeting held on 30 June 2020	24.1	1,995,107	-	-	-	-	-			-	-	-	1,995,107	-	1,995,107
Share repurchase		-	(54,936)	-	-	-	-			-	-	-	(54,936)	-	(54,936)
Transactions in stock and restricted shares option plans:													-	-	-
Provision for stock and restricted shares option plans		-	-	-	-	33,944	-	-	-	-	-	-	33,944	-	33,944
Exercise of stock and restricted shares option plans		38,748	40,981	-	-	(56,007)	-	-	-	-	-	-	23,722	-	23,722
Effect of Hyperinflationary economy adjustment		-	-	-	-	26,679	-	-	-	3,792	-	-	30,471	-	30,471

BALANCES ON 31 JUNE 2020		6,917,037	(13,955)	10,973,546	59,000	4,616	(92,066)	-	-	2,364	(1,209,296)	6,604,359	23,245,605	27,858	23,273,463

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED ON 30 JUNE 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

	Explanatory note	Controlling Company		Consolidated
		06/2020	06/2019	06/2020	06/2019

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period		(1,209,296)	-	(1,217,022)	69,397
Adjustments to reconciliate net income for the period with net cash generated by operating activities:
Depreciation and amortization	16, 17 e 18	-	-	1,329,717	536,700
Interest on short-term investments		(12,350)	-	(50,546)	(37,445)
Provision (reversal of provision) from swap and forward derivative contracts		-	-	(1,254,269)	116,485
Provision (reversal of provision) for tax, civil and labor risks		-	-	97,703	10,450
Inflation adjustment of judicial deposits		-	-	(6,216)	(7,447)
Inflation adjustment of contingencies	22	-	-	8,629	5,125
Income tax and social contribution	11	(71,868)	-	139,656	30,746
Income from sale and write-off of property, plant and equipment and intangible assets	16 e 17	-	-	8,342	12,970
Equity in subsidiaries	15	1,136,652	-	-	-
Interest and exchange rate variation on leases	18.b	-	-	121,425	64,137
Interest and exchange rate variation on borrowings and financing	19	38,363	-	1,658,428	166,350
Restatement and exchange rate variation on other assets and liabilities		(130,263)	-	690,246	1,505
Provision (reversal of provision) for losses from property, plant and equipment and intangible assets	16 e 17	-	-	16,144	(11,084)
Provision (reversal of provision) for stock option plans		(16,796)	-	(24,930)	26,903
Actual losses and provision for losses with trade receivables, net of reversals	8	-	-	397,409	118,037
Provision (reversal of provision) for inventory losses, net	9	-	-	190,763	72,980
Provision (reversal of provision) for post-employment health care plan	28.1	-	-	(6,008)	3,971
Effect from hyperinflationary economy		-	-	26,468	29,423
Other provision (reversals)		-	-	(114,286)	(129,469)

		(265,558)	-	2,011,653	1,079,734
VARIANCES IN:
Trade receivables		(5,802)	-	217,048	22,826
Inventories		-	-	(445,220)	(352,862)
Recoverable taxes		-	-	(205,187)	5,993
Other assets		-	-	466,271	(71,429)
Domestic and foreign trade payables		14,110	-	(2,126,571)	(64,499)
Payroll, profit sharing and social charges, net		16,347	-	385,026	(24,366)
Tax liabilities		(546)	-	(75,973)	(74,947)
Other liabilities		(60)	-	(594,700)	139,536

CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(241,509)	-	(367,653)	659,986

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution		(198,664)	-	(411,768)	(224,691)
Release (payments) of judicial deposits		-	-	27,016	3,564
Payments related to tax, civil and labor lawsuits	22	-	-	(84,585)	(12,911)
Payments due to settlement of derivative transactions		-	-	4,040	(33,308)
Payment of interest on lease	18.b	-	-	(133,695)	(64,137)
Payment of interest on borrowings, financing and debentures	19	(21,678)	-	(531,679)	(257,284)

CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(461,851)	-	(1,498,324)	71,219

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary	4	-	-	2,636,108	-
Additions of property, plant and equipment and intangible assets	16 e 17	-	-	(308,576)	(217,440)
Proceeds from sale of property, plant and equipment and intangible assets		-	-	53,982	8,454
Short-term investments		(1,957,878)	-	(5,972,283)	(3,547,736)
Redemption of short-term investments		1,048,283	-	4,548,629	4,038,578
Redemption of interest on short-term investments		8,670	-	29,886	38,717
Investment in subsidiaries	15	(300,000)	-	-	-

CASH (USED IN) GENERATED BY INVESTING ACTIVITIES		(1,200,925)	-	987,746	320,573

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	18	-	-	(380,902)	(284,803)
Amortization of borrowings, financing and debentures – principal	19	(2,326,905)	-	(2,485,231)	(594,912)
New borrowings, financing, lease and debentures	18 e 19	500,000	-	1,341,538	294,842
Acquisition of treasury shares, after receipt of option strike price		(54,936)	-	(13,955)	(2,142)
Payment of dividends and interest on equity for the previous year	31.2	-	-	(133,937)	(152,979)
Receipt of funds due to settlement of derivative transactions		-	-	82,194	1,874
Acquired company's liability incurred by acquiror		(370,791)	-	(370,791)	-
Capital payment		-	-	-	24,242
Capital increase		2,033,855	-	2,033,855	-

CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(218,777)	-	72,771	(713,878)

Effect of exchange rate variation on cash and cash equivalents		-	-	744,340	(10,287)

DECREASE IN CASH AND CASH EQUIVALENTS		(1,881,553)	-	306,534	(332,373)

Opening balance of cash and cash equivalents	6	2,380,800	-	4,513,582	1,215,048
Closing balance of cash and cash equivalents	6	499,247	-	4,820,116	882,675

DECREASE IN CASH AND CASH EQUIVALENTS		(1,881,553)	-	306,534	(332,373)

* The explanatory notes are an integral part of the interim financial statements.

STATEMENT OF VALUE ADDED
FOR THE THREE-MONTH PERIODS ENDED ON 30 JUNE 2019 AND 2018
(All amounts in thousands of Brazilian reais - R$)

	Explanatory note	Controlling Company			Consolidated
		06/2020		06/2019	06/2020		06/2019

INCOME		(177,848)		-	15,937,371		7,930,410
Sale of goods, products and services		-		-	16,414,006		8,019,386
Provision for doubtful accounts, net of reversals	8	-		-	(86,717)		20,550
Other operating expenses, net		(177,848)		-	(389,918)		(109,526)

INPUTS ACQUIRED FROM THIRD PARTIES		(5,755)		-	(11,064,226)		(4,614,161)
Cost of products sold and services provided		-		-	(5,674,891)		(2,608,360)
Materials, electricity, outsourced services and others		(5,755)		-	(5,389,335)		(2,005,801)

GROSS VALUE ADDED		(183,603)		-	4,873,145		3,316,249

RETENTIONS		-		-	(1,329,718)		(536,700)
Depreciation and amortization	16 and 17	-		-	(1,329,718)		(536,700)

VALUE ADDED PRODUCED BY THE COMPANY		(183,603)		-	3,543,427		2,779,549

TRANSFERRED VALUE ADDED		(1,070,768)		-	2,225,722		792,159
Equity in subsidiaries	15	(1,136,652)		-	-		-
Financial income - including inflation adjustments and exchange rate variations	29	65,884		-	2,225,722		792,159

TOTAL VALUE ADDED TO DISTRIBUTE		(1,254,371)		-	5,769,149		3,571,708

DISTRIBUTION OF VALUE ADDED		(1,254,371)	100%	-	5,769,149	100%	3,571,708	100%
Payroll and social charges	28	18,215	-1%	-	3,065,697	53%	1,452,056	41%
Taxes, fees and contributions		(71,868)	6%	-	1,184,713	21%	875,746	25%
Financial expenses and rentals		8,578	-1%	-	2,735,761	47%	1,174,509	33%
Retained losses		(1,209,296)	96%	-	(1,209,296)	-21%	69,397	2%
Minority holders' share in the retained profit		-	-	-	(7,726)	0%	-	-

* The explanatory notes are an integral part of the interim financial statements.

INDEX OF EXPLANATORY NOTES

1. GENERAL INFORMATION	11
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES	11
3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	13
4. BUSINESS COMBINATION	14
5. FINANCIAL RISK MANAGEMENT	16
6. CASH AND CASH EQUIVALENTS	23
7. SHORT-TERM INVESTMENTS	24
8. TRADE RECEIVABLES	24
9. INVENTORIES	25
10. RECOVERABLE TAXES	26
11. INCOME TAX AND SOCIAL CONTRIBUTION	26
12. JUDICIAL DEPOSITS	27
13. ASSETS AVAILABLE FOR SALE	28
14. OTHER CURRENT AND NON-CURRENT ASSETS	28
15. INVESTMENTS	29
16. PROPERTY, PLANT AND EQUIPMENT	30
17. INTANGIBLE ASSETS	31
18. RIGHT OF USE AND LEASE	32
19. BORROWINGS, FINANCING AND DEBENTURES	34
20. TRADE PAYABLES AND REVERSE FACTORING OPERATIONS	36
21. TAX OBLIGATIONS	36
22. PROVISION FOR TAX, CIVIL AND LABOR RISKS	37
23. OTHER LIABILITIES	40
24. SHAREHOLDERS' EQUITY	41
25. BUSINESS SEGMENT INFORMATION	42
26. NET INCOME	44
27. OPERATING EXPENSES AND COST OF PRODUCTS SOLD	44
28. EMPLOYEE BENEFITS	45
29. FINANCIAL INCOME (EXPENSES)	47
30. OTHER OPERATING INCOME (EXPENSES), NET	49
31. TRANSACTIONS WITH RELATED PARTIES	49
32. COMMITMENTS	51
33. INSURANCE COVERAGE	52
34. ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS	52
35. SUBSEQUENT EVENTS	52
36. APPROVAL FOR ISSUE OF THE INTERIM ACCOUNTING INFORMATION	52

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Natura &Co” or the “Company”) formerly referred to as Natura Holding S.A., was incorporated on 21 January 2019 with the purpose of holding interest in other companies, as partner or shareholder, in Brazil or abroad (“holding company”). The purpose of the Company is to manage shareholding interest in companies that operate mainly in the cosmetics industry, fragrances and personal hygiene sector, through the development of manufacturing, distribution and commercialization of its products. The group’s main brand is "Natura", followed by the brands “Avon”, "The Body Shop" and "Aesop". In addition to using the retail market, e-commerce, business to business ("B2B") and franchises as sales channels for the products, the subsidiaries stand out for the work of the direct sales channel carried out mainly by Natura, The Body Shop and Avon Consultant(s).

The Company is a publicly-traded corporation, domiciled in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker “NTCO3.”

After several restructuring activities which took place for the process of acquiring Avon Products, Inc. (“Avon”), completed on 3 January 2020 (Note 4), the Company became the holding company for the Natura group. Additionally, in December 2019 it became the holder of 100% of shares of Natura Cosméticos S.A. (“Natura”), under ticker NATU3. Thus, since 18 December 2019, NATU3 shares have no longer been traded in B3 S.A. – Brasil, Bolsa, Balcão, and trading with NTCO3 shares has started in the “Novo Mercado” segment of B3. On 6 January 2020, the Company started to trade American Depositary Receipts on the New York Stock Exchange (“NYSE”), under the ticker “NTCO”.

2.	SUMMARY OF THE MAIN ACCOUNTING PRACTICES

2.1	Declaration of compliance and preparation basis

The Company’s condensed interim accounting information, included in the Quarterly Information Form - ITR pertaining to the quarter ended 30 June 2020, encompasses the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement “CPC 21 - Interim Statements”, approved by the Brazilian Securities Commission (“CVM”) and the “International Accounting Standard (“IAS”) 34 - Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

The Management confirms that all relevant information in the interim accounting statements, and only this information, is being disclosed, and it corresponds to the information used in the development of its business management activities. The interim accounting information was prepared based on the historical costs, except for certain financial instruments measured by their fair value, as described in the accounting practices.

The main accounting practices applied upon preparing this individual and consolidated interim accounting information are disclosed in explanatory note No. 2 of the Company’s financial statements, pertaining to the fiscal year ended 31 December 2019, issued on 5 March 2020, except (i) for the presentation of information on segments (Note 25), which was changed as a result of the acquisition of Avon (Note 4). The same policies apply for comparison of the six-month period ended 30 June 2019, and (ii) practical expedient application to rent concessions in lease contracts which occurred as a direct consequence of the Covid-19 pandemic.

The information on explanatory notes did not go through significant changes in comparison to 31 December 2019, which is why it is not fully presented in this interim accounting information and must, therefore, be read jointly with the last annual financial statement.

a)	Presentation basis for the Company’s consolidated accounting statements before the corporate restructuring presented in the Company’s annual financial statement in Note 1

As presented in the Company’s annual financial statements for the fiscal year ended 31 December 2019, the Company’s consolidated accounting information presented in this financial statement that is prior to the corporate restructuring for the acquisition of Avon was prepared pursuant to the accounting practices of the preceding costs. Thus, the comparative and consolidated historic information presented herein for the statements of income, comprehensive income statement, statement of changes in net equity, cash flow statement and added value statement for the comparative period ended on 30 June 2019, refer to the consolidated information of the entire subsidiary Natura Cosméticos S.A., and were obtained from the Quarterly Information - ITR pertaining to the second quarter of 2019.

2.2	Hyperinflationary economy

Information pertaining to the hyperinflationary economy was presented in the Company’s 2019 annual financial statements, in Note 3.2.1.a.

In the six-month period ended 30 June 2020, the application of CPC 42 / IAS 29 resulted in: (i) a negative impact on the financial results of Brazilian Real (“R$”) 5,556 (30 June 2019 R$ 5,864); and (ii) a negative impact on the net profit for the fiscal year of R$ 22,221 (30 June 2019 R$ 29,888), which includes the effect of the conversion of the income statement by the exchange rate on the year’s end date, instead of the average monthly exchange rate, positive impact in the sum of R$ 4,247 (30 June 2019 negative impact of R$ 393). The capital reserve and profit reserve also increased R$ 256,679 and R$ 151,384, respectively.

2.3	Consolidation

a)	Investments in subsidiaries

Information pertaining to the consolidation was presented in the Company’s 2019 annual financial statements, in Note 3.3. a), except for the movement in the table below:

	Interest - %
	06/2020	12/2019
Direct interest:
Avon Products, Inc..	100.00	-
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	-

The activities of the direct subsidiaries are as follows:

➢	Natura Cosméticos S.A.: is a publicly held corporation organized in accordance with the laws of the Federative Republic of Brazil on 6 June 1993, with an indefinite term. Created in 1969 in São Paulo, Brazil, it is among the top ten direct sales companies in the world. Under the Natura brand, most of the products have a natural origin, developed with ingredients from the Brazilian biodiversity and mainly distributed by means of direct sales by independent beauty consultants. It also sells through e-commerce and an expanded own store chain, composed of 43 stores in Brazil and nine stores abroad (in the USA, France, Argentina and Chile), 256 franchise stores, as well as presence in approximately 3,500 drugstores on 30 June 2019.

➢	Avon Products, Inc.: Global manufacturer and trader of beauty products and other consumer products, with operations starting in 1886, and constituted pursuant to the laws of the State of New York on 27 January 1916. Its businesses are conducted in the beauty industry and other consumer goods. A direct sales company for the creation, manufacture and trade of beauty and other unrelated products. Its business is held mainly via the direct sales channel.

➢	Natura &Co International S.à.r.l.: a company organized in 2020 with the purpose of acquiring, managing and selling interests in national and foreign companies, other than raising and borrowing funds for other consolidated entities of the Company.

2.4	Presentation of information per segment

Information per operating segment presented in note 25 is consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of resources and for the performance assessment of the operating segments, is Natura &Co Holding S.A.’s Board of Directors, which is assisted by the Group’s Operational Committee (“GOC”).

The GOC, which includes the Chief Executive Officers (“CEOs”) of Natura &CO, Natura, Avon, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), is responsible for, among other things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Group, from the perspective of results, allocation of resources among business units, cash flow and talent management.

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated interim accounting information requires the Management to employ certain assumptions and accounting estimates based on experience and other factors considered relevant, which affect the value of assets and liabilities and may present results that differ from actual results. The effects resulting from accounting estimate reviews are recognized in the review period.

The significant judgments made by the Company are related to the recognition of revenue and lease.

The areas requiring a greater level of judgment and which are more complex, as well as the areas in which the premises and estimates are significant for the financial statements, are disclosed below.

There were no significant changes in the estimates and premises employed upon preparing the interim accounting information for the quarter ended 30 June 2020, or in the calculation methods used, in relation to the ones presented in explanatory note No. 3 of the Company’s financial statements pertaining to the fiscal year ended 31 December 2019, issued on 5 March 2020, except for the fair value estimates of the business combination (note 4), analyses of the potential impacts of Covid-19 (note 5.3) and impairment evaluations (note 17.a).

4.	BUSINESS COMBINATION

Acquisition of Avon Products Inc. (“Transaction”)

On 3 January 2020, after fulfilling all conditions precedent, as disclosed in the Company’s 2019 annual financial statements, issued on 5 March 2020, explanatory note 1(a) and as a subsequent event to note 35, the Transaction was completed, and the effects of the merger of Nectarine Merger Sub II into Avon, with the latter being the surviving entity, came into force. Subsequently, Nectarine Merger Sub I was merged into Natura &Co, with the latter being the surviving entity. As a result of the mergers, on 3 January 2020, Avon became a full subsidiary of the Company, and Avon’s former shareholders became shareholders of the Company.

As a result, Natura &Co acquired control of Avon and the acquisition was accounted for under the acquisition method.

Transaction costs incurred by the Controlling Company until the completion of the transaction on 3 January 2020 amount to approximately R$ 112 million.

The following table summarizes the preliminary calculation of the fair value of the compensation transferred on 3 January 2020.

In millions of R$, except for the number of shares
Number of Avon outstanding common shares as of 3 January 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on 3 January 2020	41,00
Compensation in the issuance of shares	13,195
Adjustment to the transferred compensation (a)	171
Fair value of the compensation to be transferred	13,366

(a) Related to the effects of potential replacements and settlements of share-based payment plans, of which the amount of R$ 80 thousand refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and R$ 91 thousand refers to the stock option plans liquidated as a result of the conclusion of the transaction. These are pre-combination installments that were regarded as transferred compensation.

Natura &Co has yet to conclude the process of allocation of the transferred compensation among the identified assets and liabilities acquired for their fair value. The table below shows the preliminary allocation prepared by the Company and the goodwill resulting from the non-allocated part. Differences between the preliminary estimates and the final recognition of the acquisition may occur and they may be relevant. Accounting standard “CPC 15/ IFRS 3 - Business combination” allows the Company to finalize this process of allocation of the transferred compensation among identified assets and liabilities within up to 12 months counted from the acquisition date. Natura &Co is analyzing the allocation of the transferred compensation to the identified assets and liabilities acquired for their fair value.

In millions of R$
Total estimated compensation to be transferred:	13,366
(-) Fair value of acquired assets:
Cash and cash equivalent	2,636
Accounts receivable(1)	1,135
Inventories	1,942
Other current assets and restricted cash	1,056
Assets available for sale	187
Property, plant and equipment	2,886
Income tax and deferred social contribution	667
Assets of right of use	565
Other non-current assets	475
Judicial deposits	284
Recoverable taxes	518
Employee benefit plan	553
Intangible assets (2)	5,710

(+) Fair value of liabilities assumed:
Current liabilities	6,267
Provision for contingencies (3)	724
Long-term debt	7,078
Long-term lease	588
Deferred income tax(5)	728
Other liabilities	809
(-) Net assets	2,420

Interest of non-controlling shareholders	28

Goodwill (4)	10,974

(1)	On the acquisition date, the fair value of the accounts receivable is equal to their accounting value, net of provision for expected losses in the amount of R$ 270.2 million.

(2)	The fair value of intangible assets includes intangible assets acquired and registered by Avon prior to the fair value allocation in the sum of R$ 291, added to the effects of allocation of the fair value of the following items:

	Nature	Estimated fair value (in millions of Reais)	Estimated useful life
Trade name “Avon”	Represents the fair value of trade name “Avon”	1,893	Indefinite
Main brands	Represents the fair value of “Main brands”	518	20 years
Developed technologies	Represents the fair value of all technology required to develop Avon products, including product formulas, labeling data, manufacturing processes, regulatory approvals, packages of products and designs.	1,132	7 years
Sales representatives	Represents the fair value of Avon’s relationship with its sales representatives.	1,876	14 years
Total		5,419

(3)	The provision for contingent risks demonstrated in the chart above by the sum corresponds to the historic value recorded by Avon, given that the Company is still assessing the fair value estimates, and also identifying additional contingencies which fit the recognition requirement established in paragraph 23 of CPC 15 (IFRS 3). That is, contingencies that: (i) represent a present obligation arising from past events, and (ii) can be reliably measured, regardless of the loss probability.

(4)	Goodwill pertaining to the strong market position and geographic regions that will result in a more diversified and balanced global portfolio, as well as future expected profitability and operational synergies, such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth. This goodwill arising from the transaction is not expected to result in a tax benefit or to be deductible for tax purposes.

(5)	Consists of net operating loss deferred tax assets of approximately R$311 million and other net deferred tax liabilities of R$1,039 million.

Since the acquisition date, Avon has contributed R$ 7,510.7 million of net revenues and R$ 1,041 million of losses in the consolidated results of Natura &Co.

Since the acquisition was concluded on 1 January 2020 and there was no significant transaction of the revenue results until 3 January 2020, the consolidated net profit and net revenue of the six-month period ended 6 June 2020 represents an impact on the Company’s net revenue and profit as if the acquisition had been made at the beginning of the year.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

The information pertaining to the general considerations and policies of the companies of the Natura group, TBS and Aesop is presented in the 2019 annual financial statements in Note 5.

The book and fair values of the Company’s financial instruments as of 30 June 2020 are presented in the table below:

Controlling Company				Book Value		Fair Value
	Note	Classification by category	Fair value hierarchy	06/2020	12/2019	06/2020	12/2019
Financial assets
Cash and cash equivalents	6	Amortized cost
Cash and banks				113	2,173,101	113	2,173,101
Certificate of bank deposits				499,134	207,699	499,134	207,699
				499,247	2,380,800	499,247	2,380,800
Short-term investments
Exclusive investment funds	7	Fair value through results	Level 2	1,583,045	669,769	1,583,045	669,769

Trade receivables - related parties	32.1	Amortized cost		506,876	-	506,876	-

Financial liabilities
Borrowings in domestic currency	19	Amortized cost		(1,073,162)	(2,883,382)	(1,073,162)	(2,883,382)
Trade payables, reverse factoring and related parties	20	Amortized cost		(14,129)	-	(14,129)	-

Consolidated				Book Value		Fair Value
	Note	Classification by category	Fair value hierarchy	06/2020	12/2019	06/2020	12/2019
Financial assets
Cash and cash equivalents	6
Cash and banks		Amortized cost		2,872,297	3,110,220	2,872,297	3,110,220
Certificate of bank deposits		Amortized cost		766,703	211,261	766,703	211,261
Repurchase operations		Fair value through results	Level 2	1,181,116	1,192,101	1,181,116	1,192,101
				4,820,116	4,513,582	4,820,116	4,513,582
Short-term investments	7
Government securities		Fair value through results	Level 2	1,486,999	221,900	1,486,999	221,900
Restricted cash		Fair value through results	Level 2	58,764	-	58,764	-
Financial letter		Fair value through results	Level 2	377,033	374,690	377,033	374,690
Mutual investment fund		Fair value through results	Level 2	376,538	407,928	376,538	407,928
Dynamo Beauty Ventures Ltd Fund		Fair value through results	Level 2	11,326	7,402	11,326	7,402
Certificate of bank deposits		Fair value through results	Level 2	270,870	21,327	270,870	21,327
				2,581,530	1,033,247	2,581,530	1,033,247

Trade receivables	8	Amortized cost		2,644,601	1,685,764	2,644,601	1,685,764

Court deposit	12	Amortized cost		600,340	337,255	600,340	337,255

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	2,163,255	737,378	2,163,255	737,378
“Financial” and “Operating” derivatives		Fair value through results	Level 2	35,918	-	35,918	-
				2,199,173	737,378	2,199,173	737,378

Financial liabilities
Borrowings, financing and debentures	19
Borrowings in domestic currency		Amortized cost		(16,097,706)	(7,412,443)	(15,981,649)	(7,445,672)
Borrowings in foreign currency		Amortized cost		(4,568,393)	(3,373,931)	(4,420,002)	(3,541,541)
				(20,666,099)	(10,786,374)	(20,401,651)	(10,987,213)

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	-	(10,158)	-	(10,158)
“Financial” and “Operating” derivatives		Fair value through results	Level 2	(75,247)	(1,648)	(75,247)	(1,648)
				(75,247)	(11,806)	(75,247)	(11,806)

Lease	18	Amortized Cost		(4,107,175)	(2,517,565)	(4,107,175)	(2,517,565)
Trade payables and reverse factoring operations	20	Amortized cost		(5,709,969)	(1,829,756)	(5,709,969)	(1,829,756)

5.2	Financial risk factors

Information pertaining to the financial risk factors is presented in the Company’s 2019 annual financial statements in Note 5.2.

a)	Market risks

To hedge the current positions of the Balance Sheet of the Company and its subsidiaries against market risk, the following derivative financial instruments were used and consist of the following balances as of 30 June 2020 and 31 December 2019:

Description	Fair Value (Level 2)
	Consolidated
	06/2020	12/2019
“Financial” derivatives	2,121,287	725,060
“Operating” derivatives	2,639	512
Total	2,123,926	725,572

b)	Foreign exchange risk

As of 30 June 2020 and 31 December 2019, the Company and its subsidiaries are primarily exposed to the risk of fluctuation of the US dollar, euro, pound sterling and emerging market currencies. In order to hedge foreign exchange exposures in relation to foreign currency, the Company and its subsidiaries enter into transactions with derivative financial instruments of the “swap” type and forward purchase of currency named Non-Deliverable Forwards (“NDFs”).

As of 30 June 2020, borrowings, financing and debentures in the consolidated balance sheet include accounts in foreign currency which expose the subsidiaries of the Company to foreign exchange risk, representing, in the aggregate, total liabilities of R$ 4,568,393 (R$ 3,381,959 as of 31 December 2019).

i)	Derivatives to hedge foreign exchange risk

The outstanding derivative agreements present maturity flows between January 2020 and February 2023. The derivative agreements in The Body Shop were entered into with represented counterparties and mature within up to 12 months.

The Company and its subsidiaries classify derivatives into: “Financial” and “Operating”. The “Financial” ones are “swap” or “forward” derivatives, contracted to hedge the foreign exchange risk of borrowings, financing, debt instruments and loans in foreign currency. The “Operating” ones are derivatives contracted to hedge the foreign exchange risk of operating cash flows of the business.

As of 30 June 2020, the balances of derivatives are as follows:

“Financial” derivatives

Consolidated	Principal (Notional) amount		Curve value		Fair value		Gain (loss) of adjustment at fair value
Description	06/2020	12/2019	06/2020	12/2019	06/2020	12/2019	06/2020	12/2019
Swap agreements:
Asset portion:
Dollar purchased position	2,661,494	2,664,001	4,603,592	3,416,707	5,102,622	3,729,691	499,030	312,984

Liability portion:
Post-fixed CDI Rate:
Position sold in CDI	2,661,494	2,664,001	2,729,070	2,754,595	2,942,841	3,002,623	213,770	248,028

NDFs Forward Agreements:
Liability portion:
Post-fixed CDI Rate:
Position sold at the interbank rate	5,442,792	200,896	1,882	(1,848)	(38,494)	(2,008)	(40,376)	(160)
Total net derivative financial instruments:	5,442,792	200,896	1,876,404	660,264	2,121,287	725,060	244,884	64,796

For financial derivatives maintained by the Company and its subsidiaries as of 31 December 2019 and 30 June 2020, due to the fact that the agreements are directly entered into with the financial institutions and not through stock markets, there are no margin calls deposited as guarantee of these transactions.

“Operating” derivatives - Consolidated

As of 30 June 2020, the Company and its subsidiaries maintain derivative financial instruments of the “forward” type, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Principal (Notional) amount		Fair value
	06/2020	12/2019	06/2020	12/2019
Net position - GBP and USD	1,093,241		5,898	-
Forward agreements	119,851	1,302,869	(3,259)	512
Total Derivative Financial Instruments, net	1,213,092	1,302,869	2,639	512

Sensitivity analysis

For the sensitivity analysis of the foreign exchange exposure risk, the Management of the Company and its subsidiaries understands it is necessary to consider, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, the fair value of the financial instruments contracted by the Company to hedge certain exposures as of 30 June 2020, as shown in the following table:

	Consolidated
	06/2020	12/2019
Loans and financing in Brazil in foreign currency (a)	(4,587,578)	(3,381,959)
Accounts receivable registered in Brazil in foreign currency	11,727	10,007
Accounts payable registered in Brazil in foreign currency	(11,686)	(10,543)
Fair value of the “financial” derivatives	5,102,622	3,729,691
Net asset exposure	515,085	347,196

(a) Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since foreign exchange exposure in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact from purchase and sale forecasts.

The tables below show the projection for incremental loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static and based on the following scenarios:

	Consolidated
Description	Company’s Risk	Probable scenario	Scenario II	Scenario III
Net exposure	Dollar decrease	(2,481)	101,032	170,041

The probable scenario considers future US dollar rates for 90 days, as of 30 June 2020. According to quotations obtained at B3 on the expected maturity dates of financial instruments with foreign exchange exposure, it is R$ 5.45 / USD 1.00. Scenarios II and III consider a drop in the US dollar of 25% (R$ 4.09 / USD 1.00) and 50% (R$ 2.72 / USD 1.00), respectively. Probable scenarios II and III are being presented in compliance with CVM Ruling No. 475/08. The Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents this scenario in compliance with IFRS 7/CPC 40 - Financial Instruments: Disclosures.

The Company and its subsidiaries do not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The positions of derivative financial instruments designated as outstanding cash flow hedge on 30 June 2020 are set out below:

Cash flow hedge instrument - Consolidated

						Other comprehensive income
	Hedged Item	Notional currency	Notional value	Curve Value	Fair value	Retained Earnings (Loss) of the agreement	Earnings in the 12-month period
Currency Swap – USD/R$	Currency	BRL	2,659,360	1,872,141	2,157,449	285,308	223,672
Forward Agreements (The Body Shop)	Currency	BRL	883,167	4,339	5,613	5,613	(198)
Forward Agreements (Natura Indústria)	Currency	BRL	39,713	-	193	193	5,482
Total			3,582,240	1,876,480	2,163,255	291,114	228,956

Movements in cash flow hedge reserve recorded under other comprehensive income are shown below:

Consolidated
Cash flow hedge balance as of 31 December 2018	(27,706)
Change in the fair value of hedge instrument recognized in other comprehensive income	159,698
Tax effects on the fair value of hedge instrument	(53,701)
Cash flow hedge balance as of 30 June 2019	78,291

Cash flow hedge balance as of 31 December 2019	42,729
Change in the fair value of hedge instrument recognized in other comprehensive income	228,956
Tax effects on the fair value of hedge instrument	(75,842)
Cash flow hedge balance as of 30 June 2020	195,843

c)	Interest rate risk

Sensitivity analysis

On 30 June 2020, there were borrowings, financing and debenture agreements in foreign currency attached to swap agreements, changing the indexation over the liability to the variation of the Certificate of Interbank Deposit (“CDI”). Therefore, the risk of the Company and its subsidiaries becomes the CDI variation exposure. The exposure to interest rate risk of transactions bound to CDI variation, including derivative transactions is set out in the table below (borrowings, financing and debentures were considered at their full amounts, since 98.42% of their sum is linked to CDI):

	Controlling Company	Consolidated
Total loans and financing - in local currency (note No. 19)	(1,073,162)	(16,097,706)
Operations in foreign currency with derivatives bound to CDI	-	(4,568,393)
Financial investments (explanatory notes 6 and 7)	2,082,179	4,459,259
Net exposure	1,009,017	(16,206,840)

The tables below show the projection for incremental loss that would have been recognized in the subsequent period, assuming that the current net liability exposure remains static and based on the following scenarios:

Consolidated
Description	Company’s Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	4,574	(29,406)	(63,386)

The probable scenario considers the future interest rates according to quotations obtained at B3 on the expected maturity dates of financial instruments with exposure to interest rates appraised on 30 June 2020. Scenarios II and III consider an increase of 25% (2.6% p.a.) and 50% (3.1% p.a.) on the interest rate, respectively, based on a CDI of 2.1%. p.a.

d)	Credit risk

The result of the credit risk management is reflected in line item “Provision for doubtful accounts” under “Trade receivables”, as demonstrated in explanatory note 8.

The Company and its subsidiaries consider the credit risk for transactions with financial institutions to be low, as these are considered by the Management as first-rate.

e)	Liquidity risk

The Management monitors the consolidated liquidity level for the Company and its subsidiaries considering the expected cash flows against unused credit facilities, as shown in the following table:

	Controlling Company		Consolidated
	06/2020	12/2019	06/2020	12/2019
Total current assets	2,591,364	3,050,574	17,064,524	9,430,057
Total current liabilities	(1,103,060)	(3,080,906)	(12,863,889)	(7,518,423)
Total net working capital	1,488,304	(30,332)	4,200,635	1,911,634

As of 30 June 2020, the book value of financial liabilities on the date of the balance sheet, measured at amortized cost, considering interest payments at a post-fixed rate and the value of debt securities reflecting the forward market interest rates, may be changed as post-fixed interest rates change. Their corresponding maturities, considering that the Company and its subsidiaries are in compliance with contractual restrictive clauses, are set out below:

Controlling Company	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Borrowings, financing and debentures	1,115,106	-	-	1,115,106	(41,944)	1,073,162
Lease
Trade payables, reverse factoring and related-party trade payables	13,799	-	-	13,799	-	13,799
Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Borrowings, financing and debentures	2,554,860	19,329,476	-	21,884,336	(1,218,237)	20,666,099
Lease	1,272,171	2,883,814	1,014,375	5,170,360	(1,063,185)	4,107,175
Trade payables and reverse factoring operations	5,709,969	-	-	5,709,969	-	5,709,969

As of 31 December 2019, the Company and its subsidiaries had two credit facilities:

➢	Up to seventy million pounds sterling (GBP 70 million), with no guarantee, that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility was used by the indirect subsidiary during the first quarter of 2020 to reinforce working capital and liquidity.

➢	Up to one hundred and fifty million Reais (R$ 150,000), with no guarantee, which was terminated during the first semester of 2020.

5.3	Impacts of Covid-19

Despite the level of uncertainty, the Company is closely monitoring the evolution of the pandemic caused by Covid-19 worldwide. To this end, Crisis Committees were created on several fronts, with the participation of key people in the organization, with the function of monitoring, analyzing and deciding on actions to minimize impacts, ensure the continuity of operations and promote the safety and health of all people involved.

Since the beginning of the virus spread and the consequent restrictive measures imposed by governments, such as closing non-essential trade and restricting the movement of people across borders, the Company has implemented some measures in all its operations, in line with the official measures:

a.	Incentive to work remotely and adoption of essentiality criteria to limit industrial and logistical operations;

b.	Adoption of new safety measures for operational workers, such as the use of masks and procedures to distance people between processes;

c.	Closure of stores, where required by the authorities;

d.	Re-planning of sales cycles, prioritizing personal care items;

e.	Speeding up the digitization of sales channels;

f.	Wide dissemination of the digital magazine;

g.	Change in the minimum order criteria, start kit and increased deadline for payment of consultants; and

h.	Daily monitoring of suppliers to ensure supply.

In addition to these measures, there is a Crisis Committee focused on finance which monitors the Company's financial health, with a focus on cash, covenants and results, proposing actions to minimize the inevitable reduction in sales. Among these actions, we find:

➢	Reduction of discretionary expenses (consultancies, events, etc.);

➢	Freezing of contracts and salary increases;

➢	Reduction in marketing expenses;

➢	Reductions in travel expenses;

➢	Investment reduction (Capex);

➢	Negotiation with suppliers to increase payment terms; and

➢	Adherence to stimulus plans announced by the governments of some of the countries in which the Company operates.

During the period ended 30 June 2020, the impacts on the Company’s business were as follows:

➢	Closing of stores: the Company and its subsidiaries have own stores and franchised stores distributed across its different brands and geographies that were impacted by lockdowns throughout the second quarter of 2020. At The Body Shop, lockdown restrictions led to the closure of 87% of retail stores at the end of April 2020, progressing to 16% of stores closed at the end of June 2020 with the restrictions flexibility. The Company and its subsidiaries were able to offset approximately 90% of the Covid-19 impact on sales through significant growth in online and At-Home channels and the gradual reopening of stores. At Aesop, during most of the second quarter of 2020, up to 90% of stores were closed across most markets. Nearly all of the Covid-19 impact on sales was offset with remarkable growth in digital sales and progressive reopening of stores. At Natura, all shopping mall stores were closed during most of the second quarter of 2020, and by the end of June, approximately 60% of all retail stores, including franchisee stores, were reopened, mostly with restrictions.

➢	Production: In the beginning of the second quarter of 2020, Natura &Co quickly retooled operations across brands to step up production of essential products (such as soap and hand sanitizer) by over 30% of essential products capacity, by optimizing available capacity at Avon plants.

➢	Cash and liquidity: the Company took steps to address liquidity concerns. R$2 billion was raised in a private placement, subscribed by Company’s controlling shareholders, selected investors and non-controlling shareholders. Also, R$750 million in new financing was raised, with maturity in May 2020, to increase liquidity with no impact on net debt. Strict cost discipline was adopted, including over capex and discretionary spending. The Company ended the second quarter of 2020 with a very strong cash position of R$4,820, resulting in further deleveraging and ensuring compliance with the financial covenants.

It is worth mentioning that the actions, decisions and the impacts mentioned in the financial statement are under constant review, according to the evolution of the global scenario.

5.4	Cyber incident

In June 2020, the Company became aware that it was exposed to a cyber incident in its Information Technology environment which interrupted some systems and partially affected operations. We engaged leading external cyber security and IT general controls specialists, launched a comprehensive containment and remediation effort and started a forensic investigation. As of the date of this report, the Company has re-established all of its core business processes and resumed operations in all of its markets, including all of its distribution centers. The Company continues to investigate and evaluate the extent of the cyber incident, while working diligently to mitigate its impacts and re-evaluate our IT general controls.

The cyber incident had a significant impact on our revenue performance for the second quarter of 2020, with the majority of the impact being shifted to the third quarter of 2020 as the company fulfills the order backlog created. The incremental expense incurred as a result of the cyber incident in the second quarter of 2020 was not material.

6.	CASH AND CASH EQUIVALENTS

Information pertaining to cash and cash equivalents is presented in the Company’s 2019 annual financial statements in Note 6.

	Controlling Company		Consolidated
	06/2020	12/2019	06/2020	12/2019
Cash and banks	113	2,173,101	2,872,297	3,110,220
Certificate of Bank Deposits (a)	499,134	207,699	766,703	211,261
Repurchase operations (b)	-	-	1,181,116	1,192,101
	499,247	2,380,800	4,820,116	4,513,582

(a)       As of 30 June 2020, investments in Certificate of Bank Deposits (“CDBs”) are remunerated at an average rate of 102.7% of CDI with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)       Repurchase operations are securities issued by banks with a commitment by the bank to repurchase them, and by the client to resell them, at defined rates and within a predetermined term, backed by public or private securities, depending on bank availabilities and registered with the Central for the Custody and Financial Settlement of Securities (“CETIP”). On 30 June 2020, repurchase operations are remunerated at an average rate of 103.8% of CDI (106.9% of the CDI on 31 December 2019).

7.	SHORT-TERM INVESTMENTS

Information pertaining to short-term investments was presented in the Company’s 2019 annual financial statements in Note 7.

	Controlling Company		Consolidated
	06/2020	12/2019	06/2020	12/2019
Exclusive investment funds	1,583,045	669,769	-	-
Loan investment funds	-	-	376,538	407,928
Certificate of Bank Deposits (a)	-	-	270,870	21,327
Financial letters	-	-	377,033	374,690
Government securities (LFT)	-	-	1,486,999	221,900
Dynamo Beauty Ventures Ltd. Fund	-	-	11,326	7,402
Restricted cash	-	-	58,764	-
	1,583,045	669,769	2,581,530	1,033,247

Current	1,583,045	669,769	2,570,204	1,025,845
Non-Current	-	-	11,326	7,402

(a)       As of June 30, 2020 the CDBs classified as short-term investments are remunerated at an average rate of 103.8% of CDI (106.9% of CDI as of 31 December 2019). The balance on 30 June 2020 related to the “Crer para Ver” line within the exclusive fund is R$ 35,423 (R$ 38,018 on 31 December 2019).

The breakdown of securities constituting the Essential Investment Fund portfolio on 30 June 2020 and 31 December 2019 is as follows:

	06/2020	12/2019
Certificate of term deposits	270,870	21,327
Repurchase operations	1,181,116	1,192,101
Financial letters	377,033	374,690
Government securities (LFT)	1,486,999	221,900
	3,316,018	1,810,018

8.	TRADE RECEIVABLES

Information pertaining to trade receivables was presented in the Company’s 2019 annual financial statements in Note 8.

	Consolidated
	06/2020	12/2019
Trade receivables	3,109,500	1,793,759
Provision for doubtful accounts	(464,899)	(107,995)
	2,644,601	1,685,764

Maximum exposure to credit risk on the date of the financial statements is the book value of each maturity date range, net of the provision for doubtful accounts, as shown in the chart of receivable balances per maturity date:

	Consolidated
	06/2020	12/2019
To become due	1,632,884	1,501,958
Past due:
Up to 30 days	928,674	142,069
31 to 60 days	182,119	36,466
61 to 90 days	83,788	27,789
91 to 180 days	282,035	85,477
Provision for doubtful accounts	(464,899)	(107,995)
	2,644,601	1,685,764

Movements in the provision for doubtful accounts for the period ended 30 June 2020 are as follows:

Consolidated
Balance on 31 December 2018	(129,242)
Additions	(118,037)
Write-offs	138,116
Exchange variation	471
Balance on 30 June 2019	(108,692)

Balance on 31 December 2019	(107,995)
Control acquisition	(270,187)
Additions	(397,409)
Write-offs	371,004
Exchange variation	(60,312)
Balance on 30 June 2020	(464,899)

The balances of trade receivables per exposure to the risk of doubtful accounts on 30 June 2020 are set out below:

	Consolidated
	Trade receivables	Provision for doubtful accounts
To become due	1,632,883	(46,358)
Past due:
Up to 30 days	928,674	(63,254)
31 to 60 days	182,119	(67,201)
61 to 90 days	83,788	(53,795)
91 to 180 days	282,026	(234,291)
	3,109,500	(464,899)

9.	INVENTORIES

Information pertaining to inventories was presented in the Company’s 2019 annual financial statements in Note 9.

	Consolidated
	06/2020	12/2019
Finished products	3,847,372	1,253,145
Raw materials and packaging	1,030,020	253,063
Auxiliary materials	211,372	82,228
Products in progress	34,690	27,346
Provision for losses	(642,107)	(185,232)
	4,481,347	1,430,550

Movements in the provision for inventory losses for the period ended 30 June 2020 are as follows:

Consolidated
Balance on 31 December 2018	(178,268)
Net additions	(72,980)
Write-offs	60,743
Exchange variation	2,139
Balance on 30 June 2019	(188,366)

Balance on 31 December 2019	(185,232)
Control acquisition	(332,350)
Net additions	(190,763)
Write-offs	166,520
Exchange variation	(100,282)
Balance on 30 June 2020	(642,107)

10.	RECOVERABLE TAXES

Information pertaining to the Company’s recoverable taxes was presented in the 2019 annual financial statements in Note 10.

	Consolidated
	06/2020	12/2019
ICMS on purchase of inputs (a)	671,227	434,832
Taxes on purchase of inputs - subsidiaries abroad	214,702	39,475
ICMS on purchase of property, plant and equipment	10,024	10,628
PIS and COFINS on purchase of property, plant and equipment (b)	179	3,826
PIS and COFINS on purchase of inputs	802,466	280,087
PIS, COFINS and CSLL - withheld at source	3,779	2,378
IPI (Tax on Manufactured Products)	83,828	30,190
Others	152,402	3,438
	1,938,607	804,854

Current	1,045,201	395,640
Non-Current	893,406	409,214

a)	Accumulated Brazilian tax on the circulation of goods, interstate and intercity transportations and communication services (“ICMS”) tax credits.

b)	Brazilian tax for the Integration Program Tax on Revenue (“PIS”) and Social Security Funding Tax on Revenue (COFINS).

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective tax rate calculated by the Company for the period ended June 30, 2020 was negative 13.0%. This percentage is based on the loss before taxes of R$ 1,077.4 million and the resulting income tax expense of R$ 139.7 million. The main components causing the effective tax rate to differ from the statutory income tax rate of 34% are the losses of certain jurisdictions which cannot be benefited, permanent effects related to income tax withheld at source arising from transactions among companies of the group which cannot be applied as an income tax credit and the additional recognition of deferred tax liability due to the announcement by the British government that the statutory income tax rate will not be reduced from 19% to 17%. Excluding the adverse effects primarily caused by these noted components, the Company’s effective tax rate would be approximately 31.1%.

The effective rate calculated by the Company in the period ended June 30, 2019 was 30.7%. This percentage is based on the profit before taxes of R$ 100.1 million and the resulting income tax expenses of R$ 30.7 million. The main components causing the effective rate to differ from the statutory income tax rate of 34% are the tax incentives and the subvention of investments.

Movements in deferred asset and liability income tax and social contribution for the period ended 30 June 2020 are as follows:

		Assets	Liabilities
	Controlling Company	Consolidated	Consolidated
Balance on 31 December 2018	-	398,400	(431,534)
Effect on results	-	44,859	3,298
Reserve for grant of options and restricted stock	-	13,380	-
Effect on other comprehensive income	-	(53,701)	-
Exchange variation on other comprehensive income	-	4,615	13,649
Balance on 30 June 2019	-	407,553	(414,587)

Balance on 31 December 2019	-	374,448	(450,561)
Effect on results	71,868	(22,022)	(28,630)
Control acquisition	-	667,034	(713,199)
Reserve for grant of options and restricted stock	-	2,865	-
Effect on other comprehensive income	-	(75,842)	-
Exchange variation on other comprehensive income	-	29,409	(221,081)
Balance on 30 June 2020	71,868	975,892	(1,413,471)

12.	JUDICIAL DEPOSITS

Information pertaining to the Company’s judicial deposits was presented in the 2019 annual financial statements in Note 12.

	Consolidated
	06/2020	12/2019
Unprovisioned tax proceedings (a)	296,529	203,403
Provisioned tax proceedings (b) (notes 21 and 22)	249,576	116,415
Unprovisioned civil proceedings	6,570	2,541
Provisioned civil proceedings (note 22)	2,505	426
Unprovisioned labor proceedings	14,330	8,683
Provisioned labor proceedings (note 22)	30,830	5,787
Total judicial deposits	600,340	337,255

c)	The tax proceedings related to these judicial deposits are mainly related to ICMS-ST, highlighted in note 20 (a) - contingent liabilities - possible risk of loss.

d)	The tax proceedings related to these judicial deposits are mainly related to the sum of amounts disclosed in explanatory note 21, item (a) and the amounts provisioned pursuant to explanatory note 20.

Find below the movements in the balances of judicial deposits for the periods ended 30 June 2020 and 2019:

Consolidated
Balance on 31 December 2018	333,577
New deposits	1,367
Redemptions	(1,362)
Monetary adjustment	7,447
Write-offs for expenses	(3,569)
Balance on 30 June 2019	337,460

Balance on 31 December 2019	337,255
Control acquisition	283,885
New deposits	7,911
Redemptions	(21,186)
Monetary adjustment	6,216
Payments	(10,070)
Write-offs for expenses	(3,671)
Balance on 30 June 2020	600,340

In addition to judicial deposits, the Company and its subsidiaries have contracted guarantee insurance policies for some proceedings. Details of these insurance policies are presented in explanatory note No. 3.2.

13.	ASSETS AVAILABLE FOR SALE

Assets classified as available for sale were acquired by Avon (Note 4). The following table shows the changes in the balance for the period ended 30 June 2020:

Consolidated
Acquisition by Avon on 3 January 2020	186,518
Transfer to property, plant and equipment(a)	(39,186)
Transfer from property, plant and equipment(b)	16,210
Sale	(22,287)
Exchange variation	54,302
Balance on 30 June 2019	195,557

a)	Avon has identified new circumstances which arose which were previously considered as unlikely and, as a result, Avon decided not to carry on with the sale of two properties. As a result, the subsidiary reclassified the properties available for sale into property, plant and equipment. During the reclassification, a real depreciation, resulting in a non-property impact to the consolidated financial statements, was recorded.

b)	Decision to sell one more property, which was previously classified as property, plant and equipment.

On 30 June 2020, the assets available for sale include two Avon properties at the sum of R$ 195,557.

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Consolidated
	06/2020	12/2019
Marketing and advertising advances	99,545	28,669
Supplier advances	224,335	102,225
Employee advances	79,882	13,983
Rent advances and guarantee deposit (a)	133,448	96,202
Advance insurance expenses	170,277	29,647
Overfunded pension plan( b)	711,526	-
Customs broker advances - Import taxes	38,592	34,932
Subleasing receivables (c)	395,605	-
Carbon credit	3,799	3,508
Others	543,806	39,868
	2,400,815	349,034

Current	799,222	265,198
Non-Current	1,601,593	83,836

a)	This substantially refers to (i) advance payments for rental agreements that were not included in the initial measurement of lease liabilities/right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exceptions permitted under CPC 06(R2) / IFRS 16; and (ii) guarantees for renting properties of certain stores of subsidiaries The Body Shop International Limited and Emeis Holdings Pty Ltd., which will be returned by the lessor at the end of the rental agreements.

b)	Pension plan arising from the Avon’s acquisition on 3 January 2020 (Note 4)

c)	This pertains to the sublease receivables from the office Avon had in New York.

15.	INVESTMENTS

	Controlling Company
	06/2020	12/2019
Investments in subsidiaries, net of losses	10,713,042	3,392,677
Goodwill Avon (Note 4)	10,973,473	-
Total	21,686,515	3,392,677

Information and movements of balances for the period ended 30 June 2020 and for the fiscal year ended 31 December 2019:

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage Interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries	5,740,749	(4,911,624)	(214)	828,91,
Shareholders’ equity interest	5,740,749	(4,911,624)	(214)	828,911
Fair value adjustment of acquired assets and liabilities	-	9,884,131	-	9,884,131
Goodwill	-	10,973,473	-	10,973,473
Total	5,740,749	15,945,980	(214)	21,686,515
Net Profit/(Losses) for the period of the subsidiaries	182,712	(1,319,077)	(287)	(1,136,652)

Balances on 31 December 2019	3,392,677	-	-	3,392,677
Equity in subsidiaries	182,712	(1,319,077)	(287)	(1,136,652)
Exchange variation and other adjustments in the conversion of investments of the subsidiaries abroad	1,646,060	3,980,018	16	5,626,094
Effect of Hyperinflationary economy adjustment	30,470	10,145	-	40,615
Contribution by the controlling company for stock option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	35,713	-	-	35,713
Hedge accounting, net of tax effects	153,117	-	-	153,117
Capital increase	300,000	-	-	300,000
Acquisition price	-	13,274,894	57	13,274,951
Balances on 30 June 2020	5,740,749	15,945,980	(214)	21,686,515

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of indirect subsidiaries TBS (R$ 1,832,248) and Aesop (R$ 133,601).

16.	PROPERTY, PLANT AND EQUIPMENT

Information pertaining to the Company’s property, plant and equipment was presented in the 2019 annual financial statements in Note 15.

	Consolidated
	Useful life range (years)	12/2019	Control acquisition	Additions	Write-offs	Impairment	Transfers	Exchange variation	06/2020
Cost value:
Vehicles	2 to 5	45,578	25,789	128	(4,519)	-	2,171	12,042	81,189
Templates	3	192,556	-	8	(19,713)	-	4,690	8,065	185,606
Tools and accessories	3 to 20	11,974	52,410	4,362	(158)	-	(876)	12,721	80,433
Facilities	3 to 60	309,772	1,431	23	(3,428)	-	3,298	10,922	322,018
Machinery and accessories	3 to 15	866,451	746,734	7,352	(925)	-	45,638	171,314	1,836,564
Improvements in third-party real properties (a)	2 to 20	615,103	58,548	11,653	(1,177)	(8,650)	5,618	177,970	859,065
Buildings	14 to 60	386,957	1,168,837	3,484	1,590	324	20,246	293,891	1,875,329
Furniture and utensils	2 to 25	397,727	32,566	10,622	(1,012)	(8,883)	7,545	95,387	533,952
Lands	-	35,157	568,470	-	73	-	4,060	191,749	799,509
IT equipment	3 to 15	297,228	112,369	4,691	(494)	-	12,550	85,224	511,568
Other assets	-	-	40,090	-	-	-	-	14,086	54,176
Projects in progress	-	156,011	78,965	104,602	(526)	-	(89,486)	11,155	260,721
Total cost		3,314,514	2,886,209	146,925	(30,289)	(17,209)	15,454	1,084,526	7,400,130

Depreciation value:
Vehicles		(16,924)	-	(12,932)	2,174	-	(2,093)	(3,524)	(33,299)
Templates		(175,938)	-	(4,824)	19,684	-	-	(172)	(161,250)
Tools and accessories		(3,255)	-	(20,769)	-	-	10	(2,451)	(26,465)
Facilities		(167,362)	-	(11,582)	282	-	900	(3,269)	(181,031)
Machinery and accessories		(416,736)	-	(95,836)	157	-	(1,072)	(16,382)	(529,869)
Improvement in third-party property		(267,371)	-	(60,425)	450	-	25	(68,175)	(395,496)
Buildings		(101,785)	-	(51,515)	-	-	-	(4,847)	(158,147)
Furniture and utensils		(193,973)	-	(44,342)	612	-	(26)	(43,546)	(281,275)
IT equipment		(197,281)	-	(47,588)	37	-	-	(30,091)	(274,923)
Other assets		-	-	(6,841)	-	-	-	(769)	(7,610)
Total depreciation		(1,540,625)	-	(356,654)	23,396	-	(2,256)	(173,226)	(2,049,365)
Overall Total		1,773,889	2,886,209	(209,729)	(6,893)	(17,209)	13,198	911,300	5,350,765

17.	INTANGIBLE ASSETS

Information pertaining to the Company’s intangible assets was presented in the 2019 annual financial statements in Note 16.

	Consolidated
	Useful life range (years)	12/2019	Control acquisition	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Exchange variation	06/2020
Cost value:
Software	2.5 to 10	1,313,090	291,239	65,382	(1,492)	-	112,649	153,649	1,934,517
Trademarks and patents (Defined useful life)	24 to 25	116,805	517,592	-	-	-	-	220,524	854,921
Trademarks and patents (Indefinite useful life)	-	2,171,585	1,893,224	-	-	-	-	1,255,816	5,320,625
Goodwill Avon (Note 4)	-	-	10,973,474	-	-	-	-	3,855,691	14,829,165
Goodwill Emeis Brazil Pty Ltd.	-	100,237	-	-	-	-	-	33,364	133,601
Goodwill The Body Shop International Limited	-	1,434,369	-	8,039	-	-	-	388,384	1,830,792
Goodwill acquisition of The Body Shop stores	-	1,456	-	-					1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	656	2,643
Goodwill (Indefinite useful life)	-	17,801	-	-	-	-	6,996	2,697	27,494
Goodwill (Defined useful life)	3 to 18	12,447	-	-	-	1,065	(3,414)	(1,043)	9,055
Relationship with franchisees and sub franchisees	14 to 15	602,958	1,876,169	-	-	-	-	822,215	3,301,342
Developed technology (by acquired subsidiary)	-	-	1,131,573	-	-	-	-	397,595	1,529,168
Other intangible assets	2 to 10	110,288	-	41,452	-	-	(100,153)	18,071	69,658
Total cost		5,883,023	16,683,271	114,873	(1,492)	1,065	16,078	7,147,619	29,844,437

Amortization value:
Software		(649,347)	-	(179,508)	43	-	(3,634)	(39,399)	(871,845)
Trademarks and patents		(44,108)	-	(18,303)	-	-	-	(12,810)	(75,221)
Goodwill		(2,197)	-	(242)	-	-	(4,634)	1,213	(5,860)
Relationship with retail clients		(1,939)	-	(114)	-	-	-	(531)	(2,584)
Relationship with franchisees and sub franchisees		(95,772)	-	(147,980)	-	-	-	(41,555)	(285,307)
Developed technology (by acquired subsidiary)		-	-	(137,361)	-	-	-	(15,419)	(152,780)
Other intangible assets		(13,159)		(1,042)	-	-	-	(5,390)	(19,591)
Total accrued amortization		(806,522)	-	(484,550)	43	-	(8,268)	(113,891)	(1,413,188)
Net total		5,076,501	16,683,271	(369,677)	(1,449)	1,065	7,810	7,033,728	28,431,249

18.	RIGHT OF USE AND LEASE

Information pertaining to the Company’s right of use and lease is presented in the 2019 annual financial statements in Note 17.

a)	Right of use

		Consolidated
	Useful life range (years) (i)	12/2019	Control acquisition	Additions	Write-offs	Transfers (a)	Exchange variation	06/2020
Cost value:
Vehicles	3	40,018	42,467	46,577	(219)	-	11,435	140,278
Machinery and equipment	3 to 10	15,578	14,034	610	-	-	8,958	39,180
Buildings	3 to 10	784,900	489,739	90,560	(4,380)	-	211,050	1,571,869
IT equipment	10	283	18,429	1,447	-	-	5,751	25,910
Retail stores	3 to 10	2,350,377	-	180,059	(8,309)	(3,582)	767,063	3,285,608
Tools and accessories	3	2,803	-	-	-	-	761	3,564
Total cost		3,193,959	564,669	319,253	(12,908)	(3,582)	1,005,018	5,066,409
		-	-	-	-		-	-
Depreciation value:
Vehicles		(8,109)	-	(25,316)	150	-	(2,236)	(35,511)
Machinery and equipment		(4,317)	-	(7,142)	-	-	(2,036)	(13,495)
Buildings		(97,190)	-	(144,715)	2,852	-	(27,349)	(266,402)
IT equipment		(214)	-	(10,320)	-	-	(1,100)	(11,634)
Retail stores		(463,332)	-	(300,558)	4,016	4,634	(172,458)	(927,698)
Tools and accessories		(936)		(462)	-	-	(298)	(1,696)
Total accrued depreciation		(574,098)	-	(488,513)	7,018	4,634	(205,477)	(1,256,436)
Net total		2,619,861	564,669	(169,260)	(5,890)	1,052	799,541	3,809,973

a.	Regarding the goodwill paid in store rentals, this transferred to intangible assets when a new commercial agreement with the lessor is signed.

	Consolidated
	06/2020	06/2019
Values recognized in the income statement during the periods ended 30 June 2020 and 30 June 2019
Financial expense on lease	119,398	64,137
Amortization of right of use	488,513	271,591
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	15,013	14,023
Sublease revenue	(16,033)	(1,331)
Short-term lease expenses and low-value assets	38,274	78,774
Advantages granted by lessor related to Covid-19	(12,685)	-
Other expenses related to leases	17,497	9,933
Total	649,977	437,127

Values recognized in the financing cash flow statement
Payment of lease (principal amount)	426,154	273,681
Values recognized in the operating cash flow statement
Payment of lease (interest)	88,443	75,259
Variable lease payments not included in the measurement of lease liabilities	4,448	8,100
Short-term lease payments and low-value assets	30,699	978
Other lease-related payments	20,174	15,985
Total	569,918	374,003

b)	Lease

	Consolidated
	06/2020	12/2019
Current	1,081,059	542,088
Non-Current	3,026,116	1,975,477
Total	4,107,175	2,517,565

The following table shows the changes in the balance of lease for the period ended 30 June 2020:

Consolidated
Balance on 31 December 2019	2,517,565
New agreements	324,878
Control acquisition	777,200
Payments - principal amount	(380,902)
Payments - interest	(133,695)
Financial charges appropriated	119,398
Write-offs (i)	(3,863)
Exchange variation	886,594
Balance on 30 June 2020	4,107,175

i)	Mainly related to termination of agreements related to lease of stores.

The maturities of the balance of non-current lease liabilities are shown below:

	Consolidated
	06/2020	12/2019
2021	441,760	374,746
2022	428,033	361,688
2023	422,877	358,274
2024 onwards	1,733,446	880,769
Total	3,026,116	1,975,477

19.	BORROWINGS, FINANCING AND DEBENTURES

Information pertaining to the Company’s borrowings, financing and debentures was presented in the 2019 annual financial statements in Note 18.

	Controlling Company		Consolidated
	06/2020	12/2019	06/2020	12/2019
Local Currency
Financing Agency for Studies and Projects (FINEP)	-	-	87,617	101,988
Debentures	-	-	4,171,432	4.251,231
BNDES	-	-	17,451	35,390
BNDES – FINAME	-	-	46	183
Promissory Notes	1,073,162	2,883,382	1,322,889	2,883,382
Working capital – Operation Mexico	-	-	24,219	31,802
Working capital – Operation Peru	-	-	23,271
Working capital – Operation Aesop	-	-	98,559	100,438
Working capital - Operation The Body Shop	-	-	477,770	-
Working capital – Operation Avon	-	-	154,198	-
Notes - Avon (1)	-	-	9,720,254	-
Total in local currency	1,073,162	2,883,382	16,097,706	7,404,414

Foreign Currency
BNDES	-	-	4,721	8,029
Export Credit note (NCE)	-	-	110,148	81,210
Notes (1)	-	-	4.179,182	3,090,490
Resolution No. 4131/62	-	-	274,342	202,231
Total in foreign currency	-	-	4,568,393	3,381,960
Overall total	1,073,162	2,883,382	20,666,099	10,786,374

Current	1,073,162	2,883,382	2,631,068	3,354,355
Non-Current	-	-	18,035,031	7,432,019

(a) Debentures
Current	-	-	164,555	246,017
Non-Current	-	-	4,006,877	4,005,214

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

Changes in the balances of borrowings, financing and debentures for the periods ended 30 June 2020 and 2019 are presented below:

	Controlling Company	Consolidated
Balance on 31 December 2018	-	7,994,145
Funding	-	294,842
Amortizations		(594,912)
Financial charges appropriated	-	253,304
Payment of financial charges	-	(260,098)
Exchange variation (unrealized)	-	(86,954)
Exchange variation (realized)	-	2,814
Effects of the conversion (other comprehensive income)	-	583
Balance on 30 June 2019	-	7,603,724

Balance on 31 December 2019	2,883,382	10,786,374
Control acquisition	-	7,250,735
Funding	500,000	1,341,538
Amortizations	(2,326,905)	(2.485,231)
Financial charges appropriated	38,363	557,122
Payment of financial charges	(21,678)	(535,568)
Exchange variation (unrealized)	-	1,101,306
Exchange variation (realized)	-	3,889
Effects of the conversion (other comprehensive income)	-	2,645,934
Balance on 30 June 2020	1,073,162	20,666,099

Maturities of the registered installment of non-current borrowings, financing and debentures liabilities are as follows:

	Controlling Company		Consolidated
	06/2020	12/2019	06/2020	12/2019
2021	-	-	2,253,221	-
2022	-	-	5,450,177	2,279,759
2023	-	-	6,644,547	527,596
2024 onwards	-	-	3,687,086	4,624,664
Total	-	-	18,035,031	7,432,019

A description of the main bank borrowings and financing agreements in the period ended 30 June 2020 is as follows:

19.1	Description of the main movements of bank borrowings and financing

i) Promissory notes

On 14 January 2020, there was a partial optional early redemption of the Commercial Notes related to the first series in the amount of R$ 1,830 million.

On 29 April 2020, there was the 2nd issue of Commercial Promissory Notes by Natura Holding, in a single series in the amount of R$ 500 million, and the 4th issue of Commercial Promissory Notes, in a single series in the amount of R$ 250 million. The Commercial Notes were publicly distributed with restricted placement efforts, pursuant to CVM Ruling No. 476 of 16 January 2009. The allocation of funds went to the reinforcement of cash and liquidity.

On 29 June 2020, there was the total optional early redemption of the 1st issue of Commercial Notes by Natura Holding of the first series in the amount of R$ 370 million and the partial optional early redemption of the 1st issue of Commercial Notes of the second series in the amount of R$ 140 million.

The appropriation of costs related to the issuance of promissory notes during the period ended 30 June 2020 was R$ 19,461 (R$ 11,135 as of 31 December 2019), recorded monthly in the financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 7,866 as of 30 June 2020 (R$ 20,962 as of 31 December 2019).

ii) Working capital – The Body Shop

As presented in the note of financial liquidity risk management (5.2.e), The Body Shop had, on 31 December 2019, a credit facility of up to seventy million pounds sterling (GBP 70 million), with no guarantee, that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility was used by the indirect subsidiary during the second quarter of 2020, to reinforce working capital and liquidity, with annual interest payment of Libor + 2%.

iii) Working capital – Operation Peru

On 5 June 2020, the Company’s subsidiary raised, for reinforcement of working capital and liquidity, an amount of Peruvian soles 15 million, approximately R$ 22 million, with annual interest rate of 4.24% and maturity on 2 December 2020.

iv) Notes - Avon

Avon has issued the following notes:

Notes – Avon	Principal (USD)	Principal (R$)	Annual interest rate	Maturity
No guarantee	461,883	2,529,271	5.00%	15 March 2023
No guarantee	243,847	1,335,306	6.95%	15 March 2043
With guarantee	500,000	2,738,000	7.88%	15 August 2022
With guarantee	400,000	2,190,400	6.50%	15 August 2022

To the Notes issued by Avon, add the effects of allocation of fair values from the business combination (Note 4), which amounted to R$ 780,093 as of 30 June 2019.

19.2	Restriction clauses of agreements

The contractual restriction clauses establish financial indexes arising from the quotient of the net treasury debt division by the earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the last 12 months, which should be equal to or lower than what was established. The Company and its subsidiaries comply with such clauses as of the base date.

20.	TRADE PAYABLES AND REVERSE FACTORING OPERATIONS

Information pertaining to the Company’s trade payables and reverse factoring operations was presented in the 2019 annual financial statements in Note 19.

	Controlling Company		Consolidated
	06/2020	12/2019	06/2020	12/2019
Domestic trade payables	1,875	-	4,593,288	1,581,759
Foreign trade payables	11,924	-	861,849	105,073
	13,799	-	5,455,137	1,686,832
Reverse factoring operations	-	-	254,832	142,924
	13,799	-	5,709,969	1,829,756

21.	TAX OBLIGATIONS

	Controlling Company		Consolidated
	06/2020	12/2019	06/2020	12/2019
Ordinary ICMS		-	120,393	120,300
ICMS-ST (a)		-	61,926	72,423
Taxes on sales result – subsidiaries abroad		-	296,430	145,992
Social Security Tax (INSS) - suspension of the enforceability		-	-	50,147
Taxes withheld at the source	403	987	110,084	48,593
Other taxes - subsidiaries abroad		-	2,987	1,180
Income Tax (IR)	101	63	101	1,207
INSS and ISS		-	54,371	3,218
Others		-	77,355	399
	504	1,050	723,647	443,459

Judicial deposits		-	(54,909)	(62,356)

Current	504	1,050	614,839	320,890
Non-Current	-	-	108,808	122,569

(a)	The Company’s subsidiaries have been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in explanatory note 12.

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

Information pertaining to provision for the Company’s tax, civil and labor risks was presented in the Company’s 2019 annual financial statements in Note 21.

This provision is broken down as follows:

	Consolidated
	06/2020	12/2019
Tax	876,036	127,842
Civil	180,491	30,653
Labor	257,241	61,571
Total	1,313,768	220,066

Judicial deposits	(228,002)	(60,272)

Current	127,825	18,650
Non-Current	1,185,943	201,416

22.1	Contingencies with probable losses

The movement of the provision for tax, civil and labor risks and contingent liabilities is presented below:

	Consolidated
	Tax		Civil		Labor
	Provision	Deposits	Provision	Deposits	Provision	Deposits
Balance at beginning of year	127,842	(54,059)	30,653	(426)	61,571	(5,787)
Control acquisition (1)	657,647	(155,219)	51,263	(4,898)	164,091	(27,329)
Additions	78,727	(198)	99,774	(2,648)	21,388	(5,362)
Reversals	(29,946)	10,208	(24,371)	1,022	1,105	2,546
Payments	(52,412)	-	(10,703)	3,549	(21,470)	5,244
Monetary adjustment	2,274	(2,516)	2,802	(10)	3,553	(92)
Exchange variation	92,145	2,533	31,103	344	26,166	263
Other movements	(241)	4,584	(30)	562	837	(313)
Balance on 30 June 2020	876,036	(194,667)	180,491	(2,505)	257,241	(30,830)

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

22.2	Contingencies with possible losses

The Company and its subsidiaries have contingencies of a labor and social security, civil and tax nature, which expectation of loss assessed by the Management and supported by the legal advisers is classified as possible and, therefore, no provision has been constituted. The total sum under discussion rated as possible, due to the nature of the claims, is evidenced below:

	Consolidated
	06/2020	12/2019
Tax	8,715,657	3,503,392
Civil	144,151	61,532
Labor	208,062	77,295
Total contingent liabilities	9,067,870	3,642,219
Judicial deposits	(242,817)	(136,258)

The main tax cases are the following:

(i)	Infraction notices in which the Brazilian Federal Revenue Office collects IPI tax debts for the supposed lack of compliance with the minimum calculation basis set forth in the legislation, upon the sales transactions directed to interdependent wholesale establishments. Currently, judgment of the proceedings is awaited at the administrative level. On 30 June 2020, the total amount under discussion classified as possible loss is of R$1,951,431.

(ii)	Court decisions which discuss the equivalence to industrial set forth in Decree No. 8,393/2015, which started requiring IPI in exit operations carried out by interdependent wholesale establishments of the products mentioned in said legal provision. On 30 June 2020, the amount under discussion is R$ 1,533,078 (R$ 389,017 as of 31 December 2019).

(iii)	Administrative and court proceedings discussing the illegality of changes in the state legislation for the payment of ICMS and ICMS - ST. On 30 June 2020, the total amount under discussion is R$ 1,458,918 (R$ 406,002 as of 31 December 2019).

(iv)	Infraction notices where the Brazilian Federal Revenue Office collects IRPJ and CSLL tax debts, in order to question the tax deductibility of goodwill amortization in the context of a corporate reorganization among related parties. Currently, there is discussion in the Judiciary Branch regarding the lawfulness of administrative decisions which rejected the motion to clarify, submitted to question the dismissed special appeals. On 30 June 2020, the total amount under discussion classified as possible loss is R$ 1,390,597 (R$ 1,336,927 as of 31 December 2019).

(v)	Infraction Notice in which the State of São Paulo Treasury Office enforces the ICMS-ST collection, fully paid by the destination of the goods, the distributing establishment. Judgment of the proceedings is awaited at the administrative level. On 30 June 2020, the total amount under discussion classified as possible loss is R$ 526,933 (R$ 521,903 as of 31 December 2019).

(vi)	Infraction notices in which the Brazilian Federal Revenue Service collects IPI tax debts due to disagreement with the tax classification adopted for some products. Judgment of the proceedings is awaited at the administrative level. On 30 June 2020, the total amount under discussion is R$ 296,898 (R$ 218,204 as of 31 December 2019).

The main civil cases are the following:

i)	Avon was named defendant in several proceedings for personal damages filed in US courts, claiming that certain powder products that Avon sold in the past were contaminated with asbestos. Many such actions involve several co-defendants from a range of different industries, including cosmetics manufacturers and manufacturers of other products that, unlike the Company’s products, were designed to include asbestos. On 30 June 2020, there were 139 individual proceedings pending against the subsidiary. During the six-month period ended 30 June 2020, 11 new proceedings were shelved and 20 others were shelved, settled or otherwise concluded. The amount of our records in this area so far has not been significant, whether individually or jointly. Similar additional cases deriving from the use of the subsidiary’s powder products are reasonably predicted.

We believe that the claims against us in such cases have no grounds. We are defending ourselves against these claims and to date, the subsidiary has not been sued in any case filed against it and there have been no findings of enforceable liability against the subsidiary. However, the results of testing throughout the country in similar cases filed against other manufacturers of cosmetic powder products vary from direct employment terminations to very large jury-led indemnifications for compensatory and punitive damages. Due to the uncertainties inherent to litigation, we cannot predict the results of all individual cases pending against the subsidiary, and we may only make a reasonable estimate for a small number of individual cases that have progressed to the later stages of court proceedings. For the remaining cases, we supply an aggregate and continuous exposure estimate, which considers the historic results of all cases we have settled so far. Any additions currently recorded in the subsidiary’s balance sheet in relation to these cases are not relevant. Other than those, currently, we may not estimate our reasonably possible or probable losses. However, any adverse results, whether in an individual case or jointly, may be relevant. The future costs to litigate such cases, which we fund when incurred, are unknown, but may be significant, although some costs are covered by insurance.

ii)	On 14 February 2019, an alleged class action complaint of the shareholder (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the Southern District of New York against the Company and some of its former officers. On 3 June 2019, the court appointed a main plaintiff and a class attorney. The complaint was subsequently changed on 28 June 2019, retitled "In re Avon Products, Inc. Litigation over Securities" on 8 July 2019. On 24 July 2019, the plaintiffs presented a new changed complaint. The changed complaint was submitted on behalf of a new class, supposedly comprised of all purchasers or acquirers of Avon common shares between 21 January 2016 and 1 November 2017, including the latter date. The charge claims violations of Sections 10 (b) and 20 (a) of the 1934 Securities Exchange Act, based on supposedly fake or misleading statements and supposed market manipulation with relation to, among other things, changes made in Avon’s credit terms for Brazilian Representatives. On 26 July 2019, Avon and the individual defendants submitted a motion to dismiss. On 18 November 2019, the court denied this motion. Subsequently, on 16 December 2019, Avon and the individual defendants submitted an answer to the changed complaint. On 14 February 2020, the plaintiffs submitted a motion for class certification. The parties reached a settlement on the solution of this class action. The terms of the settlement include releases from class members of the complaints against the Company and the individual defendants and payment of USD 14.5 million (approximately R$ 79 million). Approximately USD 3 million (R$ 16 million), of the settlement shall be paid by the Company (that represents the remaining franchise under the applicable insurance policies of the Company) and the remainder of the settlement shall be paid by the Company’s insurers. Some documents related to the settlement still have not been finalized and the settlement is subject to court approval. If the settlement is not approved by the court, that is, it is rescinded before it is finalized, the Company will not be able to predict the result of this case. In addition, in this case, it is reasonably possible that the Company will incur in a loss related to this matter, which the Company cannot reasonably estimate.

22.3	Contingent assets

The updated amounts involved in the restitution requests of the PIS and COFINS installments paid with the inclusion of ICMS in their tax bases, not registered until 30 June 2020, amount to R$ 132,653 (R$ 26,933 as of 31 December 2019).

23.	OTHER LIABILITIES

Information pertaining to other liabilities was presented in the Company’s 2019 annual financial statements in Note 22.

	Consolidated
	06/2020	12/2019
Post-employment medical assistance plan (a)	777,228	98,792
Carbon credit	6,386	4,519
Exclusivity contract	4,200	5,400
Crer para Ver	52,427	51,543
Deferred revenue from performance obligations with customers	349,470	76,250
Provision for sundry expenses	275,147	156,895
Provision for rentals	40,363	26,568
Provision for apportionment of benefits and partnerships payable	5,426	7,860
Long-term incentive	286,595	3,022
Provision for restructuring	101,212	3,401
Provision for store renovation	85,469	15,997
Other provision	313,310	67,846
Discontinued operations (b)	94,840	-
Professional fees	95,782	-
Total	2,487,855	518,093

Current	1,322,558	396,391
Non-Current	1,165,297	121,702

(a)	As of 30 June 2020, there is R$674.514 related to pension plans assumed in the Avon’s acquisition on 3 January 2020 and R$102.714 related to Natura’s pension plan (R$98.792on 31 December 2019).

(b)	On 17 December 2015, Avon entered into agreements resulting in the splitting of operations in the US, Canada and Puerto Rico. These transactions were terminated on 1 March 2016. From this date, the contingent liabilities prior to this transaction and related to the operations in the US, Canada and Puerto Rico are treated as discontinued operations. During the period ended 30 June 2020, Avon registered R$ 48,723 in administrative expenses pertaining to this provision.

24.	SHAREHOLDERS' EQUITY

Information pertaining to the shareholder’s equity of the Company was presented in the 2019 annual financial statements in Note 23.

24.1	Capital stock

As of 30 June 2020, the Company’s capital stock is R$ 6,917,037, composed of 1,251,239,759 registered common shares without par value.

The composition of this capital is set out in the table below:

Date	Description	Number of shares	Value in R$
31/12/2019	Total paid-up capital stock	865.659.942	1,485,436,464
03/01/2020	Capital increase	321,830,266	3,397,745,864
15/03/2020	Issue of new stock for stock option plans and restricted stock	780,808	21,936,005
05/05/2020 to 30/06/2020	Issue of new stock for stock option plans and restricted stock	621,653	16,811,439
01/06/2020 to 30/06/2020	Capital increase	62,347,090	1,995,106,880
30/06/2020	Total paid-up capital stock	1,251,239,759	6,917,036,652

On January 3, 2020, 321,830,266 common shares were issued at an average price of 32.24 totaling R$ 3,397,746. On June 30, 62,347,090 common shares were issued at an average price of R$32.00 totaling R $ 1,995,107.

After the movements described, on June 30, 2020, the Company's share capital increased to R$ 6,917,037, comprising by 1,251,392,669 registered common shares, with no par value.

24.2	Treasury shares

On 30 June 2020, the item “Treasury shares” had the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance on 31 December 2019	-	-	-
Used	(740,697)	(40,981)	55.33
Acquisition	1,114,460	54,936	49.29
Balance on 30 June 2020	373,763	13,955	37.34

The minimum and maximum treasury share balance on 30 June 2020 is R$ 29.75 and R$ 49.71, respectively.

24.3	Capital reserve

Completion of the Avon acquisition resulted in the issue of Natura &Co shares for the total subscription price of R$ 13,274,894. Of this total, the amount of R$ 3,397,746 was allocated to the capital stock account and the rest, in the amount of R$ 9,877,148, was allocated to the Company’s capital reserve. This share merger was approved at a meeting of the Board of Directors on 3 January 2020.

The capital reserve also decreased due to the allocation of the special reserve to the profit reserve (R$ 147,592), an increase of R$ 26,679, due to the effects of CPC 42/IAS 29 - Financial Reporting in Hyperinflationary Economies and decrease of R$ 22,063 regarding the movement of stock option and restricted stock plans.

The capital reserve amounts to R$ 11,037,162 as of 30 June 2020 (R$ 1,302,990 as of 31 December 2019).

24.4	Profit reserve

On 30 June 2020, the profit reserve increased R$ 151,384 due to: (i) the effects of “CPC 42/IAS 29 - Financial Reporting in Hyperinflationary Economies” applied to the balances up to 30 June 2020, and (ii) R$ 147,592 regarding the reclassification arising from the special reserve.

25.	BUSINESS SEGMENT INFORMATION

The setup of the Company’s operating segments is based on its Corporate Governance structure, which splits the business for the purposes of decision-making and management analysis.

Since 3 January 2020, as a result of acquiring Avon (Note 4), the Management has the following Corporate Governance structure:

➢	Operation Natura &Co Latam – all operations of Natura, Avon, Aesop and TBS located in Brazil and Latin America;

➢	Avon International – all Avon operations, except those located in Brazil and Latin America;

➢	TBS International – all The Body Shop operations, except those located in Brazil and Latin America; and

➢	Aesop International – all Aesop operations, except those located in Brazil and Latin America.

In addition to the analysis per segment, the Company’s Management also assesses its revenues at several levels, mainly through sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, segregation by this type of operation is not yet considered significant for disclosures by Management.

Net revenue by segment is as follows in the six-month period ended 30 June 2020:

➢	Natura &Co Latam – 56%

➢	Avon International – 26%

➢	TBS International – 13%

➢	Aesop International – 5%

The accounting practices for each segment are described in explanatory note 3 of these financial statements of the Company for the year ended 31 December 2019.

The tables below present summarized financial information for the segments and the geographic distribution of commercial operations of the Company as of 30 June 2020, 31 December 2019 and 30 June 2019. In addition, as described above, because of the Avon acquisition in 2020, the Company changed the corporate governance structure, and consequently the segment disclosures. Thus, the comparative figures originally disclosed in the 2019 financial statements are being presented to reflect the current corporate governance structure.

25.1	Operating segments

	06/2020
	Reconciliation to net profit (loss) for the period
	Net Income	Performance assessed by the Company	Depreciation and Amortization	Financial income	Financial Expenses	Income tax	Net Profit (Loss)
Natura &Co Latam	8,138,082	680,802	(458,872)	1,749,654	(1,932,291)	(207,473)	(168,179)
Avon International	3,771,535	40,361	(390,836)	356,290	(676,915)	(12,223)	(683,323)
TBS International	1,872,436	278,581	(356,197)	43,491	(75,346)	(57,290)	(166,761)
Aesop International	723,121	180,574	(123,813)	10,403	(28,729)	(10,018)	28,416
Corporate expenses	-	(431,830)	-	65,884	(8,577)	147,348	(227,175)
Consolidated	14,505,174	748,488	(1,329,718)	2,225,772	(2,721,858)	(139,656)	(1,217,022)

	06/2019
	Reconciliation to net profit (loss) for the period
	Net Income	Performance assessed by the Company	Depreciation and Amortization	Financial income	Financial Expenses	Income tax	Net Profit (Loss)
Natura &Co Latam	4,048,390	728,909	(167,260)	769,227	(1,102,304)	(79,148)	149,425
TBS International	1,717,823	286,527	(286,141)	18,140	(46,057)	12,983	(14,548)
Aesop International	552,646	118,183	(83,299)	4,792	(13,455)	(7,802)	18,419
Corporate expenses	-	(127,120)	-	-	-	43,221	(83,899)
Consolidated	6,318,859	1,006,499	(536,700)	792,159	(1,161,816)	(30,746)	69,397

	06/2020				12/2019
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	9,204,837	17,876,818	5,937,239	10,281,619	4,574,087	9,342,605	3,123,400	8,235,679
Avon International	25,758,269	29,338,889	3,415,813	12,056,797	-	-	-	-
TBS International	7,726,417	9,828,551	1,989,604	1,885,255	6,146,960	7,355,503	1,058,501	1,477,148
Aesop International	1,338,875	1,954,858	418,223	730,817	1,033,408	1,435,830	255,616	590,917
Corporate balance	-	2,093,806	1,103,010	1,082	-	3,050,574	3,080,906	-
Consolidated	44,028,398	61,092,922	12,863,889	24,955,570	11,754,455	21,184,512	7,518,423	10,303,744

25.2	Net income and non-current assets by geographic region

	06/2020				06/2019
Net income	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	-	653,102	101,024	356,245	-	137,196	225,280
North America	1,650,053	-	269,200	113,706	345,521	305,852	88,129
South America	6,485,785	-	-	-	3,700,210	-	-
Brazil	4,533,315	-	-	-	2,776,139	-	-
Others	1,952,470	-	-	-	924,071	-	-
Europe, Middle East and Africa (EMEA)	2,244	3,118,433	1,351,971	154,393	2,659	1,157,896	100,838
United Kingdom	-	371,923	1,083,032	82,005	-	881,548	48,801
Others	2,244	2,746,510	268,939	72,388	2,659	276,348	52,037
Oceania	-	-	150,241	98,777	-	116,879	138,399
Consolidated	8,138,082	3,771,535	1,872,436	723,121	4,048,390	1,717,823	552,646

	06/2020				12/2019
Non-current assets	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	-	245,854	170,999	298,185	-	140,760	294,428
North America	699,318	-	626,188	365,465	185,646	523,351	272,676
South America	8,495,351	-	-	-	4,378,676	-	-
Brazil	6,985,784	-	-	-	4,197,259	-	-
Others	1,509,567	-	-	-	181,417	-	-
EMEA	10,168	25,512,415	6,452,367	234,424	9,765	5,105,903	190,442
United Kingdom	-	23,781,822	5,780,380	97,827	-	4,602,066	76,073
Others	10,168	1,730,593	671,987	136,597	9,765	503,837	114,369
Oceania	-	-	476,863	440,801	-	376,946	275,862
Consolidated	9,204,837	25,758,269	7,726,417	1,338,875	4,574,087	6,146,960	1,033,408

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net income.

26.	NET INCOME

	Consolidated
Gross income:	06/2020	06/2019
Domestic market	6,317,607	3,927,472
Foreign market	12,274,126	4,616,739
Other sales	242,336	26,306
	18,834,069	8,570,517

Returns and cancellations	(270,994)	(23,239)
Commercial discounts and rebates	(409,895)	(594,854)
Taxes on sales	(3,648,006)	(1,633,565)
	(4,328,895)	(2,251,658)
Net income	14,505,174	6,318,859

Substantially, the income from brands Natura and Avon refers to direct sales, whereas the income from the brands The Body Shop and Aesop refers to retail sales.

27.	OPERATING EXPENSES AND COST OF PRODUCTS SOLD

Breakdown by function	Controlling Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Cost of products sold		-	5,254,229	1,773,727
Expenses with sales, marketing and logistics		-	6,448,997	2,875,375
Administrative, R&D, IT and Project Expenses	23,970	-	2,603,635	1,104,252
Total	23,970	-	14,306,861	5,753,354

Breakdown by nature	Controlling Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Cost of products sold		-	5,254,229	1,773,727
Raw material/packaging material/resale		-	4,365,991	1,485,379
Personnel expenses (explanatory note 28)		-	285,508	145,572
Depreciation and amortization		-	98,639	28,028
Others		-	504,091	114,748

Expenses with sales, marketing and logistics		-	6,448,997	2,875,375
Logistics costs		-	1,063,015	344,782
Personnel expenses (explanatory note 28)		-	1,839,299	805,518
Marketing, sales force and other sale expenses		-	2,884,442	1,367,657
Depreciation and amortization		-	662,241	357,418

Administrative, R&D, IT and Project Expenses	23,970	-	2,603,635	1,104,252
Expenses in innovation		-	115,977	33,277
Personnel expenses (explanatory note 28)	20,908	-	1,031,894	585,142
Other administrative expenses	3,062	-	886,926	334,579
Depreciation and amortization		-	568,838	151,254

Total	23,970	-	14,306,861	5,753,354

28.	EMPLOYEE BENEFITS

Information pertaining to employee benefits was presented in the Company’s 2019 annual financial statements in Note 27.

	Controlling Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Payroll, profit sharing and bonuses	11,629	-	2,312,050	1,146,868
Supplementary Pension Plan	-	-	89,581	43,605
Share-based payments (note 32.3)	4,131	-	76,387	26,903
Charges on restricted stock (note 32.1)	2,381	-	11,475	15,670
Medical care, food, and other benefits	-	-	291,956	120,311
Charges, taxes and social contributions	74	-	284,248	98,699
INSS - Brazilian Social Security Institute	2,693	-	91,004	84,176
Total	20,908	-	3,156,701	1,536,232

28.1	Share-based payments

Options granted in 2020

On 27 March 2020, the Company’s Board of Directors approved the new long-term stock-based incentive plans of the Company named the “Co-investment Plan” and “Long-term Incentive Plan” for 2020.

The “Co-Investment Plan” consists of the grant of common shares of the Company to a group of employees that may invest part of their profit participation (up to 50%) in the purchase of shares so that the Company will assign the same number of shares for the amount invested by the beneficiary. The rights of the participants regarding the “Co-Investment Plan” shall only be fully acquired, to the extent that the participant remains continuously linked as an employee of the Company and its subsidiaries up to the third anniversary of the date of the grant.

The “Long-Term Incentive Plan” consists of granting common shares of the Company to a group of employees and, unless otherwise determined by the Company’s Board of Directors, participants’ rights regarding the Performance Shares shall only be fully acquired, to the extent that: (i) the participant remains an employee of the Company and its subsidiaries until the 3rd anniversary of the grant date; and (ii) certain performance conditions are met. For certain participants, there is a special condition for item (i) above, in which 50% of the Performance Shares granted will be acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

The variations in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted stock, are as follows:

Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option - R$	Options (thousands)
Balance on 31 December 2019	16.51	17,568
Related to Avon subsidiary – Business Combination (Note 4)	0.01	1,994
Expired	21.35	(72)
Exercised	26.35	(727)
Balance on 30 June 2020	16.29	18,763

	Restricted stock (thousands)	Performance shares (thousands)
Balance on 31 December 2019	3,092	688
Granted	862	-
Cancelled	(22)	-
Exercised	(1,046)	(40)
Balance on 30 June 2020	2,886	648

Out of the 18,763 thousand options existing as of 30 June 2020 (17,568 thousand options as of 31 December 2019) 2,312 thousand options (604 thousand options as of 31 December 2019) can be exercised.

The expense related to the fair value of the options and restricted stock, including the charges related to restricted shares, recognized in the six-month period ended 30 June 2020, according to the period elapsed for the acquisition of the right to exercise of options and restricted shares, was R$ 81,350 in the consolidated.

The options to purchase outstanding stock and restricted stock at the end of the period have the following maturity dates and exercise prices:

As of 30 June 2020 - Stock option plan

Grant date	Conditions for acquisition of a right as from the grant date	Exercise price (R$)	Fair value (R$)	Existing options (thousands)¹	Remaining contractual life (years)	Exercisable options (thousands)
18 March 2013	4 years of service	37.60	6.05	386	0.2	386
17 March 2014	4 years of service	25.16	4.27	102	1.7	102
16 March 2015	2 to 4 years of service	13.60	4.85 to 5.29	210	2.7	210
28 July 2015 (Strategy acceleration)	4 to 5 years of service	12.90	6.20 to 6.23	1,296	3.1	196
15 March 2016	2 to 4 years of service	12.84	7.16 to 7.43	286	3.8	284
11 July 2016 (Strategy acceleration)	4 to 5 years of service	11.41	6.84 to 6.89	2,640	4.1	-
10 March 2017	2 to 4 years of service	12.59	6.65 to 6.68	696	4.8	372
10 March 2017 (Strategy acceleration)	4 to 5 years of service	12.59	6.87 to 6.89	2,210	4.8	-
12 March 2018	2 to 4 years of service	16.96	7.96 to 8.21	1,998	5.8	642
12 March 2018 (Strategy acceleration)	3 to 5 years of service	12.16 to 16.96	8.21 to 9.67	3,800	5.8	-
12 April 2019	3 to 4 years of service	23.54	11.71 to 11.82	1,636	6.8	-
12 April 2019 (Strategy acceleration)	4 to 5 years of service	23.54	11.51 to 11.71	1,900	6.8	-
From 31 December 2020 to 9 May 2017	1 year of service	0.01	19.80	65	-	65
From 14 March 2018 to 17 December 2018	1 to 3 years of service	0.01	19.70	334	1.2	55
From 13 March 2019 to 16 December 2019	1 to 3 years of service	0.01	19.58	1,204	0.4 a 2.2	-
				18,763		2,312

As of 30 June 2020 - Restricted stock

Grant date	Conditions for acquisition of a right as from the grant date	Existing shares (thousands)[2]	Fair value (R$)	Remaining contractual life (years)
10 March 2017	2 to 4 years of service	206	11.69 to 12.51	0.7
12 March 2018 – Plan I	2 to 4 years of service	470	15.18 to 15.9	0.7
12 March 2018 – Plan II	0.4 to 2.4 years of service	90	15.76 to 16.49	0.1
12 March 2018 – Plan III	1 to 3 years of service	74	15.54 to 16.27	0.8
12 March 2018 – Extraordinary Plan I	1 to 3 years of service	4	15.54 to 16.28	0.7
13 August 2018 – Extraordinary Plan VI	1.6 to 3.6 years of service	50	12.24 to 13.13	0.7 to 1.7
12 April 2019 – Plan I	2 to 4 years of service	814	21.62 to 22.53	0.7 to 2.8
12 April 2019 – Plan II	1 to 3 years of service	312	22.14 to 22.85	0.7 to 1.7
27 March 2020 - Co-Investment Plan	1 to 3 years of service	866	29.00	3
		2,886

As of 30 June 2020 – Performance shares

Grant date	Right acquisition conditions	Existing shares (thousands)	Fair value (R$)	Remaining contractual life (years)	Shares not delivered (thousands)
21 May 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	648	23.10 to 45.70	3.0 to 4.0	-
		648			-

As of 30 June 2020, the market price was R$ 39.90 (R$ 38.67 as of 31 December 2019) per share.

29.	FINANCIAL INCOME (EXPENSES)

	Controlling Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
FINANCIAL INCOME:
Interest on financial applications	13,450	-	74,306	37,445
Earnings on monetary and exchange rate variations (a)	-	-	394,807	410,393
Earnings on swap and forward transactions (c)	-	-	1,634,968	318,873
Earnings on market value adjustment of swap and forward derivatives	-	-	3,020	1,003
Reversal of the monetary adjustment of the provision for tax risks and tax obligations	-	-	42,378	-
Debt structuring revenues for acquisition of Avon	52,434	-	52,434	-
Other financial income	-	-	23,809	24,445
	65,884	-	2,225,722	792,159
FINANCIAL EXPENSES:
Interest on financing	(4,757)	-	(539,671)	(257,764)
Interest on lease	-	-	(119,398)	(64,137)
Losses on monetary and exchange rate variations (b)	-	-	(1,529,458)	(311,015)
Losses on swap and forward transactions (d)	-	-	(431,567)	(455,352)
Losses on market value adjustment of swap and forward derivatives	-	-	(5,170)	(786)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(6,410)	(8,080)
Appropriation of funding costs (Debentures/Notes)	-	-	(5,653)	(6,452)
Pension plan interest	-	-	(15,512)	-
Adjustment for hyperinflationary economy (Argentina)	-	-	(5,556)	(5,864)
Debt structuring expenses for acquisition of Avon				(29,360)
Other financial expenses	(3,821)	-	(63,463)	(23,006)
	(8,578)	-	(2,721,858)	(1,161,816)

Net financial income (expenses)	57,306	-	(496,136)	(369,657)

The objective of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous table:

	Controlling Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
(a) Earnings on monetary and exchange rate variations	-	-	394,807	410,393
Earnings on exchange rate variation on borrowings	-	-	(393)	313,365
Exchange rate variation on imports	-	-	15,746	6,541
Exchange rate variation on export receivables	-	-	46,580	7,322
Exchange rate variation on accounts payable to subsidiaries abroad	-	-	183,468	83,165
Exchange variations of bank accounts in foreign currency	-	-	149,406	-

(b) Losses on monetary and exchange rate variations	-	-	(1,529,458)	(311,015)
Losses on exchange rate variation on borrowings		-	(1,089,680)	(228,287)
Exchange rate variation on imports		-	(43,774)	(9,791)
Exchange rate variation on export receivables		-	(7,901)	(8,483)
Exchange rate variation on accounts payable to subsidiaries abroad		-	(192,414)	(64,220)
Monetary variations on financing		-	(195,689)	(234)

(c) Earnings on swap and forward transactions		-	1,634,968	318,873
Income from swap exchange coupons		-	112,090	86,811
Earnings from exchange variations on swap instruments		-	1,522,878	232,062
		-		-
(d) Losses on swap and forward transactions		-	(431.567)	(455,352)
Losses on exchange rate variation on swap instruments		-	(5,892)	(314,136)
Financial costs of swap instruments		-	(425,585)	(141,216)

30.	OTHER OPERATING INCOME (EXPENSES), NET

Information pertaining to other operating income (expenses) was presented in the Company’s 2019 annual financial statements in Note 29.

	Controlling Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Other operating income, net
Result of write-off of property, plant and equipment	-	-	8,620	142
ICMS-ST	-	-	14,345	39,722
Income from the sale of clients’ portfolio	-	-	-	10,125
Tax credits	-	-	101,473	96,062
Other operating income	-	-	7,764	-
Total other operating income	-	-	132,202	146,051

Other operating expenses, net
Crer para Ver	-	-	(19,720)	(16,771)
Expenses from the sale of clients’ portfolio	-	-	(2,967)	-
Expenses related to the acquisition of Avon(a)	(166,416)	-	(304,057)	(67,497)
Transformation Plan	-	-	(79,558)	(26,374)
Tax contingencies	-	-	(3,774)	(3,926)
Other operating expenses	(11,432)	-	-	(9,151)
Total other operating expenses	(177,848)	-	(410,076)	(123,719)
Other operating income (expenses), net	(177,848)	-	(277,874)	22,332

(a)	Related to expenses associated with the Avon acquisition process, which include: financial structuring expenses (R$ 115,696), legal expenses (R$ 17,281), regulatory expenses (R$ 18,030) and executive plans (R$ 152,909).

31.	TRANSACTIONS WITH RELATED PARTIES

Information pertaining to transactions with related parties was presented in the Company’s 2019 annual financial statements in Note 31.

31.1	The balances receivable and payable per transaction with related parties are set out below:

	Controlling Company
	06/2020	12/2019
Current Assets:
Avon Products, Inc. (a)	501,074	-
Natura Cosméticos S.A. – Argentina (b)	1,798	-
Natura Cosméticos S.A. – Mexico (b)	527	-
Natura Cosméticos S.A. – Peru (b)	454	-
Natura Cosméticos Ltda – Colombia (b)	338	-
Natura Cosméticos Ltda – Chile (b)	290	-
The Body Shop International	2,395
Total Current Assets (*)	506,876	-
Current Liabilities:
Natura Cosméticos S.A. – Brazil (a)	330	-
Total current liabilities	330	-

(a)	Pertains to the allocation of expenses related to the merger process.

(b)	Pertains to the allocation of expenses related to the stock option and restricted stock plans.

In the period ended 30 June 2020, Natura &Co reimbursed the amount of R$ 147,486 related to the transaction costs of the Avon acquisition paid by its controlled company Natura Cosméticos. This reimbursement impacted the result under “Other income (expenses)”.

The Natura Institute holds shares in the Essential Investment Fund, and on 30 June 2020 its balance was R$ 3,395 (R$ 3,766 as of 31 December 2019).

On 5 June 2012, an agreement was entered into between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda. (“Bres Itupeva”), for the construction and lease of processing, storage and distribution of merchandise (HUB) in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Mr. Antônio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold a controlling interest in Bres Itupeva. The amount involved in the registered transaction is recorded under “Right of Use” of Buildings in the amount of R$ 41,809 (R$ 44,244 under “Buildings” of Property, Plant and Equipment as of 31 December 2019).

In the period ended 30 June 2020, the Company and its subsidiaries transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$ 692 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products of the Natura Crer Para Ver line in the amount of R$ 21,000 (R$ 12,500 as of 30 June 2019).

31.2	Compensation of the Management’s key personnel

The total compensation of the key personnel of the Company’s Management is as follows:

	06/2020			06/2019
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	7,591	20,619	28,210	10,230	15,782	26,012
Executive Office	22,661	39,574	62,235	19,963	30,153	50,116
	30,252	60,193	90,445	30,193	45,935	76,128

a)	The item “Executive Office” includes the amount of R$ 510 pertaining to the amortization of the six-month period ended 30 June 2020 (R$ 29 in the six-month period ended 30 June 2019), of the Confidentiality and Non-Compete Agreement (“Agreement”).

b)	This refers to profit sharing, the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the period. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for statutory and non-statutory board members and officers in relation to profit sharing.

31.2.1	Share-based payments

Breakdown of the compensation of the Company’s executives:

	Grant of options
	06/2020			06/2019
	Balance of the Options (quantity)[1] (a)	Average fair value of the options[1] - R$	Average exercise price[1] - R$ (b)	Balance of the Options (quantity)1 (a)	Average fair value of the options[1] - R$	Average exercise price[1] - R$ (b)
Executive Office	13,723,236	8.39	16.29	14,203,364	8.24	16.43

	Restricted stock
	06/2020		06/2019
	Balance of the shares (quantity)2 (a)	Average fair value[2] - R$	Balance of the shares (quantity)2 (a)	Average fair value[2] - R$
Executive Office	1,564,143	25.15	1,069,642	19.05

[1]	The number of stock options granted, expired and exercised and their respective fair values is shown already considering the stock split approved at the Extraordinary Shareholders’ Meeting held on 17 September 2019.

[2]	The number of restricted stock and performance shares granted, expired and exercised is shown already considering the stock split approved at the Extraordinary Shareholders’ Meeting held on 17 September 2019.

(a)	This refers to the balance of the vested options and restricted stock and non-vested options and restricted stock, not exercised, at the balance sheet dates.

(b)	This refers to the weighted average exercise price of the option at the time of the grant plans, adjusted for inflation based on the Extended Consumer Price Index (IPCA) until the balance sheet dates. The new Stock Option Program implemented in 2015 includes no monetary adjustment.

32.	COMMITMENTS

32.1	Contracts related to supply of inputs

Subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has commitments arising from electric power supply agreements, with effective physical delivery, for its manufacturing activities, as described below:

➢	Agreements that started in 2018 and are effective up to 2020, with the value of Megawatts/h between R$ 265 and R$ 363.

➢	Agreements that started in 2019 and are effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

➢	Agreements that started in 2020 and are effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238.

The amounts are shown based on electric power consumption estimates in accordance with the contractual period, the prices of which are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

The total minimum supply payments, measured at nominal value, according to the contract, are:

	06/2020	12/2019
Up to one year	10,206	17,918
One to five years	2,552,017	13,160
Total	2,562,223	31,078

33.	INSURANCE COVERAGE

The Company and its subsidiaries adopt an insurance policy that mainly considers risk concentration and its relevance, taking into consideration the nature of their activities and the opinion of their insurance advisors. As of 30 June 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		06/2020	12/2019
Industrial complex and administrative sites	Any material damage to buildings, facilities, inventories, and machinery and equipment	5,511,760	2,322,801
Vehicles	Fire, theft and collision for 347 vehicles (818 in 2019)	259,004	212,027
Loss of profits	Loss of profits due to material damage to facilities, buildings and production machinery and equipment	1,582,000	1,582,000
Transport	Damage to products in transit.	97,086	32,309
Civil liability	Protection against errors or complaints in the exercise of professional activity that affect third parties	1,392,756	532,510
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

34.	ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS

The following table presents additional information on transactions related to the cash flow statement:

	Controlling Company		Consolidated
	06/2020	06/2019	06/2020	06/2019
Non-cash items:
Hedge accounting, net of tax effects		-	153,114	105,997
Net effect of the additions to the property, plant and equipment/intangible assets still not paid		-	46,778	31,638
Consideration per acquisition of the subsidiary*	13,366	-		-
*in millions of Reais

35.	SUBSEQUENT EVENTS

Entity acquisition

At 30 June 2020 The Body Shop International Limited signed a purchase and sale agreement to acquire Aeon Forest Co., Ltd for the amount of R$133.275 (¥2,623,000). Until the date of this financial statement issuance, The Body Shop have not acquired control over the purchased entity, which will occur after the issuance of this financial statement.

Resource remittance to subsidiary

On 2 July 2020, the Company remitted to its subsidiary Natura &Co International S.à r.l. the amount of R$ 252,334 (USD47,000), aligned with the purpose of the subsidiary, which is raise and borrow funds by the Company to other consolidated companies (Note 2.3).

36.	APPROVAL FOR ISSUE OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information was approved for disclosure by the Board of Directors at the meeting held on 13 August 2020.